Exhibit 99(c)(5)

To:	Special Committee, Board of Directors
TROY Group, Inc.

From:	Hans Schroeder
Business Equity Appraisal Reports, Inc.

Re:	TROY Group, Inc.

Date:	December 29, 2004

Attached is our report regarding the Fair Market Value of TROY Group, Inc.

The report reflects the Company on an “as if private” basis, as of December 20, 2004, and is an update of our previous report made as of May 24, 2004.  The report reflects financial statement data through November, 2004 and management’s projections as of December 20, 2004.

Based on our review of the information available to us, it is our opinion that as of December 20, 2004, the Fair Value of a 33.08% interest in the Company was (rounded):

FAIR VALUE of 100% of the Equity	$27,200,000
non-marketable, controlling interest basis

10,639,877 Shares Outstanding Price per Share:	$2.56

Thank you for the opportunity to work with you on this assignment.  If you have any questions, please call.

Regards,

Business Equity Appraisal Reports, Inc.

VALUATION REPORT

for

TROY Group, Inc.

as of December 20, 2004

prepared by

Business Equity Appraisal Reports, Inc.

December 29, 2004

CONTENTS

1.	PURPOSE AND APPROACH

2.	CONDITIONS AND MAJOR ASSUMPTIONS

3.	OPINION OF VALUE

4.	COMPANY DESCRIPTION

5.	ADJUSTED EARNINGS

6.	ADJUSTED BALANCE SHEET

7.	HISTORICAL AND PROJECTED CASH FLOW

8.	RISK ASSESSMENT, COMPARATIVE ANALYSIS

9.	CAPITALIZATION RATES AND MULTIPLIERS

10.	COMPUTATION OF VALUE

11.	ADJUSTMENTS TO VALUE

12.	CASH FLOW COVERAGE

13.	CERTIFICATION

14.	SOURCES OF INFORMATION

15.	REVENUE RULING 59-60

16.	ECONOMIC CONDITIONS AND OUTLOOK

17.	QUALIFICATIONS

18.	BUSINESS SALES TRANSACTIONS

19.	SUMMARY OF PUBLIC COMPANY DATA

20.	ANALYSIS OF COMBINED MARKET DATA

1. PURPOSE AND APPROACH

TROY Group, Inc. (the “Company”) is engaged in the design, manufacture and marketing of a full range of products in two primary product lines:  Secure Payment Systems and Wireless and Connectivity Solutions.

During November, 2004, a majority of the public shareholders of TROY Group, Inc. voted to approve the Company’s proposed buy-back of their shares in a “going-private” transaction.   As of the date of this report, this transaction has not been completed.  The price at which the repurchase was proposed was based on the Company’s financial condition and outlook during the first quarter of 2004.  Since that time, conditions have changed, and the Company has prepared new projections which better reflect the current outlook.

This report has been prepared at the request of the Special Committee of the Board of Directors of TROY Group, Inc.  The purpose of the report is to provide the Special Committee with our opinion as to the current Fair Value of the Company’s common stock based on the new projections and in light of the fact that the merger with Dirk, Inc. has not been completed.

The report reflects the Company on an “as if private” basis, as of December 20, 2004, and is an update of our previous report made as of May 24, 2004.  The report reflects financial statement data through November, 2004 and management’s projections as of December 20, 2004.

Standard of Value

The standard of value applied in this case is Fair Value, which is a variation of Fair Market Value. For this purpose, Fair Market Value is defined as:

“...the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts.”

This definition is derived from IRS Revenue Ruling 59-60 and is nearly universally accepted as the basic standard by which virtually all IRS-related valuations and most other valuations are conducted. It should be noted that the “willing buyer” and the “willing seller” are generally taken to be “typical” financial investors, with no external synergistic expectations or benefits.   Also incorporated into the general definition of Fair Market Value is an assumption that the interest under consideration can be transferred, and the reported value is in terms of cash or cash equivalents.

Fair Value differs from Fair Market Value in that adjustments are not made for minority interest, and in some cases, for lack of marketability.

Approach

Value has been defined as “the present worth of future benefits”.   Accordingly, we are concerned with the earnings and cash flow that are expected to be realized in the future, as those appear from the vantage point of the “as of” date of the valuation.   We are also concerned with the risks facing the business, and their possible effect on those future benefits.

Our objective is to determine a value which would provide a fair and reasonable return on investment to an investor/owner, the “willing buyer” as well as the “willing seller”, in view of the facts available to us as of the effective date of the valuation.

Historical earnings and financial condition are considered because they generally are indicative of the expected future income, although that is not always true.   Adjustments are usually necessary to recast the historical financials so that they more fairly represent the likely pattern of future income and financial condition.  We gave special attention to the current and anticipated cash flow of the Company.

Management has provided financial projections for the years 2005 through 2009.   We have incorporated these into our analysis, with some modifications necessitated by the specific requirements of this valuation.  Because the business is to be valued as if private, but before the transaction, we have shown the projected income stream as though there were no costs of being public, and as though the going-private” costs in 2005 would not occur.  However, the cash, debt and net worth are shown as before the transaction.   After the transaction, the cash, debt, and net worth will be different, and the residual value of the Company will be reduced accordingly.

Both internal and external factors which influence the value of the Company were reviewed, analyzed and interpreted.  Internal factors include the Company’s financial condition, results of operations and the size and marketability of the interest being valued.  External factors include, among other things, the status of the industry and the position of the Company relative to others in the industry.

We generally rely on market pricing from business sales transactions, or public stock prices, or both. In this case, we found 29 useful market transactions involving sales of businesses similar to the Company. There were 9 public companies that were sufficiently similar to the Company to be useful in the analysis.

It should be noted that it is often difficult or impossible to find market transactions or public companies that are strictly comparable to the business under consideration.  When this is true, we generally find market data that provides the best available evidence, and use that as a starting point for our analysis of market pricing patterns.

RR 59-60 advocates use of public companies that are the same as or similar to the subject company; where “similar” has been interpreted to allow wide latitude in guideline company selection.  For example, in “Estate of Gallo v Commissioner”, there were no good public winemaker comparables, so experts on both sides used brewers, distillers, soft drink bottlers, and brand-name recognition consumer food packagers. The object is to find companies that have similar risk characteristics, similar modes of operation, similar financial structure, and similar size and profitability, to the greatest extent possible.

After the value was determined, we performed a “Cash Flow Coverage” calculation, to see if a leveraged purchase of the business at that price could realistically be supported by the cash flow.

Conduct of the Engagement

This report was prepared by Business Equity Appraisal Reports, Inc., under the direction of Hans Schroeder.

2. CONDITIONS AND MAJOR ASSUMPTIONS

Conditions

The historical financial information presented in this report is included solely to assist in the development of the value conclusion presented in this report, and it should not be used to obtain credit or for any other purpose.  Because of the limited purpose of this presentation, it may be incomplete and contain departures from generally accepted accounting principles.  We have not audited, reviewed, or compiled the historical accounting statements and express no assurance on them. The financial information presented in this report includes normalization adjustments made solely to assist in the development of the value conclusions presented in this report.  Normalization adjustments are hypothetical in nature and are not intended to present restated historical results or forecasts of the future in accordance with AICPA guidelines.

Readers of this business valuation report should be aware that business valuations are based on future earnings potential that may or may not  materialize.  Any financial projections presented in this report are included solely to assist in the development of the value conclusion presented in this report.  These presentations do not include all disclosures required by the guidelines established by the AICPA for the presentation of financial projections.  The actual results may vary from the projections, and the variations may be material.

This report should not be used to obtain credit or for any purposes other than to assist in this valuation. This report is only to be used in its entirety, and for the purpose for which it was prepared.  No third parties should rely on the information contained in this report without the advice of their attorney or accountant, and without confirming for themselves the information contained herein.

We have no present or contemplated financial interest in the Company.  Our fees for this valuation are based upon our normal hourly billing rates, and in no way are contingent upon the results of our findings.  We have no responsibility to update this report for events and circumstances occurring subsequent to the date of this report.

We do not purport to be a guarantor of value.  Valuation of closely-held companies is an imprecise science, with value being a question of fact, and reasonable people can differ in their estimates of value. We have, however, used conceptually sound and commonly accepted methods and procedures of valuation in determining the estimate of value included in this report.

The valuation analyst, by reason of performing this valuation and preparing this report, is not to be required to give expert testimony nor to be in attendance in court or at any government hearing with reference to the matters contained herein, unless prior arrangements have been made with  the analyst regarding such additional engagement.

Assumptions

The opinion of value given in this report is based on information provided in part by the management of the Company and other sources as listed in the following pages.  This information is assumed to be accurate and complete; we have not audited or attempted to confirm this information for accuracy or completeness.

We have relied upon the representations contained in the public and other documents in our possession concerning the value and useful condition of all investments in securities or partnership interests, and any other assets or liabilities except as specifically stated to the contrary in this report. We have not attempted to confirm whether or not all assets of the business are free and clear of liens and encumbrances, or that the owner has good title to all the assets.

We have also assumed that the business will be operated prudently and that there are no unforeseen adverse changes in the economic conditions affecting the business, the market, or the industry. This report presumes that the management of the Company will maintain the character and integrity of the Company through any sale, reorganization or reduction of any owner’s/manager’s participation in the existing activities of the Company.

We have been informed by management that there are no environmental or toxic contamination problems, any significant lawsuits, or any other undisclosed contingent liabilities which may potentially affect the business, except as may be disclosed elsewhere in this report.  We have assumed that no costs or expenses will be incurred in connection with such liabilities, except as explicitly stated in this report.

It is implicit in the value calculations that in the event of a sale of the business to a willing buyer, the current management would remain in place at least long enough to effect an orderly transition with no loss of essential management skills and productivity.

In the event of a sale, it is also implicit in the calculation of value that the current owners would be willing to commit to a non-competition agreement.  Such agreements are an element of almost all business sales, and the absence of such an agreement would generally reduce the value of the business as a going concern.

3. OPINION OF VALUE

Based on our review of the information available to us, it is our opinion that as of December 20, 2004, the Fair Value of a 33.08% interest in the Company was (rounded):

per share
FAIR VALUE of 100% of the Equity non-marketable, controlling interest basis	$27,200,000	$2.56

The Fair Market Value of 100% of the Equity represents the value when the buyer acquires all of the assets and assumes all of the liabilities of the Company.   It is our opinion that an investor could realize a reasonable return on investment at this price, commensurate with the risks involved, assuming that the business is operated prudently and that there are no unforeseen adverse changes in the economic conditions affecting the business, the market, or the industry.

4. COMPANY DESCRIPTION

TROY Group, Inc. has its headquarters located at 2331 South Pullman Street, Santa Ana, CA  92705. The Company is the result of various mergers and acquisitions by a company originally founded in 1982. The founding company adopted the TROY Group name and incorporated in California in 1996.  It later reincorporated in Delaware in May 1998.

Products and Services

TROY Group, Inc. is a manufacturer engaged in the design, manufacture and marketing of a full range of products in two primary product lines:  Secure Payment Systems and Wireless and Connectivity Solutions.

Secure Payment Systems

TROY’s Security Printing solutions include payment systems ranging from high security digital check printing solutions, including Check 21, to remote Internet payment solutions.  The Company is a leading provider of MICR (magnetic ink character recognition) check printing solutions, and was the first to introduce desktop check printers.  The U.S. Treasury prints most of its checks using TROY equipment. Today, the Company’s desktop laser check printing systems can be found in banks, insurance companies, brokerages, retailers and many other businesses and governments throughout the world. Printers acccount for about 16% of revenue, down from a high of over 20%, and are projected to decline steadily over the next 5 years to about 13% of revenue.  TROY is also the largest manufacturer of desktop MICR toner inthe USA, providing specialty MICR toner for check printers.

In fact, MICR toner accounts for half the Company’s revenue, and is expected to continue at about that level, in spite of the fact that check volume is expected to decline by 15% per year as electronic payment systems supplant the paper check system in the coming years.  The Company has assumed a slower decline offset by new products.  TROY hopes to maintain its revenue by promoting use of a remanufactured ink cartridge, thereby becoming the low cost producer and increasing its market share. The gross profit margin is expected to decline as the reman product gains acceptance.

TROY’s Financial Services offer electronic payment software and services.  The Company has been developing ACH (Automated Clearing House) origination and processing software, as well as Internet check payment solutions.  The National Automated Clearing House Association (NACHA) reported an increase of 12% in ACH payments from 2002 to 2003.   This component of revenue is expected to increase from about 5% to over 8% over the next 5 years, with electronic payments growing from 2% to 5%.

Wireless & Connectivity

TROY’s Wireless & Connectivity solutions include hardware and software solutions that enable enterprises to share intelligent devices such as printers either wirelessly or using traditional networks. The Company has been a supplier of hardwired network printing solutions since 1991 and began shipments of wireless products in 2001.  The hardwired network products are recognized for supporting a large number of protocols and network operating systems.  Although TROY has traditionally focused on printer connectivity (print servers) for local area networks (LANs), the products now enable virtually any device to send and receive data and/or to be controlled, monitored and diagnosed via a LAN and the Internet.  Wired print servers accounts for about 90% of sales in this product line.

At the present time, the Company’s products are considered to be of excellent quality, and are highly differentiated in the market.  TROY owns or has rights to the following trademarks:  TROY, eCheck Secure, PrintraNet, TROYmark, StarACH, Etherwind, Windconnect, Windport, EtherSync, Exact MICR Technology and Exact Positioning Technology.

Facilities

The Company has five operating locations:  Corporate headquarters, finance, wireless and connectivity sales and engineering and financial services are located in Santa Ana, California (37,000 s/f); all manufacturing, supplies engineering and sales and marketing for Security Printing Solutions are located in Wheeling, West Virginia (77,000 s/f); Financial Service programming is located in Nashville, Tennessee (5,300 s/f); a Security Printing Solutions sales office is located in Coquitlam, British Columbia (3,900 s/f) and a Wireless and Connectivity sales and service office in Herrenberg, Germany (6,000 s/f). For the Company’s type of business and the markets served, the locations are generally excellent and sufficient for current operations.

Market

The Company’s products are used in a wide variety of industries, including electronic bill payment utilities, retail and brokerage firms, telecommunications, financial services, insurance, computer hardware, automotive, personnel and others. The markets for these products are moderately large.

The market for MICR toner, for instance, is believed to have been about $100 million per year in 2003, but this market is declining to an estimated $90 million in 2005.  According to the Federal Reserve Bank, the number of checks written has declined from approximately $49 billion in 2000 to about $33 billion in 2004, a 9.5% annual rate of decline.   The decline is driven to a large degree by economics; the cost of an ACH transaction is around $0.19, while the stamp to mail a check is $0.37, not including the cost of producing the check.

TROY distributes their solutions around the world and markets their products through a network of distributors and value-added resellers, as well as a direct sales force.   Major clients include IBM, Okidata, United Stationers, Ingram Micro and others.  The top 5 customers account for just under 30% of sales, so the Company is not subject to major concentration problems.

The Company hopes to expand the number of distributors for its products, but the number of distributors is limited at the present time.   It will take several years to build up a stronger distributor network, and success in this endeavor is not assured.   Additional sales people are being hired to promote the Company’s products as it attempts to expand into new markets.

Industry

The electronic payment industry and wireless and connectivity industries are growing, which provides the Company room for growth.  However, the industry is subject to rapid technological change.  The Company continues to invest in research and development to enhance current technologies and to introduce new products based on input from existing customers.

Competition

Relative to others in the industry, the Company’s products have a very high proprietary content, which greatly strengthens the Company’s competitive position. In addition, because the Company is among the largest in the MICR market, the Company’s competitive position is further strengthened.

However, both the Secure Payment Systems product lines and the Wireless & Connectivity products face intense competition.  The Company’s gross profits have declined in the Payment Systems for the last three years, due to competition in printers and toners.  Significant improvements in operating efficiencies have improved the gross margin in Wireless & Connectivity products, but competition has made the Company a minimal participant in the wireless market.

In the MICR market, the Company’s major competitor is Source Technology, which is affiliated with Lexmark.  Due to pricing issues, Source tends to get the larger deals.  Conversely, HP is a Troy partner, and tends to promote Troy cartridges.

In the print server business, a major competitor is Silex, which is public in Japan.  Silex has made inroads into Brother, which has been a Troy client.  Troy has had quality problems with its print servers, which are believed to be resolved, but some damage has been done.  Sales of hardwired print servers are expected to remain nearly constant over the next 5 years.

The Company competes principally on the basis of the quality, flexibility, convenience and security of their products and services.  Overall, the Company is well positioned in the industry and has developed very strong customer relationships.  TROY  has long-standing strategic relationships with Hewlett-Packard, IBM, Standard Register and others.

For new competitors, entry into the MICR business would be considered very difficult and expensive, which secures the company’s competitive position to some degree and increases its value. Exit from this type of business would generally be considered moderately difficult and costly due to the problems of disposing of the Company’s infrastructure, which increases the Company’s downside risk.  It also means that competitors have a considerable stake in the market and are likely to resort to intense price competition in difficult times.

The wireless business is more competitive, with many more participants, and the basic technology is in constant flux.  This portion of the business has not met expectations, and due to competition, may face an uphill battle in getting established.  However, the Company projects that this segment will increase from about 3% of sales to over 13% over the next 5 years.

Similarly, the ACH business is dominated by Checkfree, which has an estimated 90% of the market.  Checkfree, which is running at a $776 million revenue rate for the latest 12 months ended in September,

2004, has just become profitable in the latest quarter, earned about $40 million in that period, or about 5% net return on sales.  Troy sells to mid-tier banks that have been ignored by Checkfree, but this situation may be temporary.   The Company hopes to become more of a processor for banks and transaction processors.

Employees and Management

The Company has approximately 215 employees worldwide, of which approximately 30 or so are highly skilled technical personnel.  Of the technical staff, about five employees are considered to be key personnel who would be difficult to replace.  However, the employee turnover rate is low by industry standards, which implies a high degree of employee satisfaction and low related training and recruitment costs. There is no unionization among the employees.

Executive management consists of a Board of Directors (CEO, COO, CFO and three Directors).   The CEO is Patrick Dirk, COO is Brian Dirk, and the CFO is Dennis Fairchild.

Public Stock

TROY has been public since July, 1999.  The stock peaked at approximately $36 per share in March, 2000, but declined to about $1.50 per share in February, 2003.  Since then it has traded in a range from a low of about $2.50 to a high of about $3.50 per share.

The following chart shows the long term stock trading history:

In early 2003, the controlling shareholder initiated a process to reacquire the public stock and go private, at an offering price of $2.76 per share. This process extended into early 2004, when the

proposed terms were rejected by the public shareholders.   Subsequently, during November 2004, the Company was successful in getting a majority of its public shareholders to vote in favor of a repurchase offer, which is expected to close at the end of December, 2004.

In view of the Company’s recent history of losses through 2002, the stock price was remarkably high and remarkably constant from early 2003 through mid-2004.   It is likely that the price can be attributed in part to investors’ expectations that another buyback offer would be forthcoming, and that the price would be similar to or higher than the original offer.  Further, the Company has amassed a substantial amount of cash reserves, on the order of $1.07 per share, and it appears that the market price reflects this high level of liquidity.   The cash reserve also makes it more feasible for the Company to reacquire its public shares.

From mid-2004 until mid-November, the public stock has reacted to the buy-back offer and to various lawsuits against the Company with respect to its offering price.  The price jumped from the $2.70 range to the $3.25-$3.50 range, peaking at about $3.75 in late August, then slowly declining to about $3.00 during mid-November, when the lawsuits were dismissed with prejudice.   Volume has been in the low thousands of shares per day for most of this period, with a few days where 40,000+ shares traded, and one day where volume spiked at almost 900,000 shares.  Virtually all of the above-normal activity is presumably related to the buy-back and the lawsuits.

Since mid-November, the stock has traded in a very narrow range around $3.00 per share, with volume in the low 1000’s of share per day.

Economic Outlook

The general economy is improving and performing reasonably well.  Interest rates remain low, as does inflation.  The value of the dollar relative to other currencies is falling, so that US goods are relatively cheaper.  All of these factors should be beneficial to the Company.   Additional details regarding the US economy are provided in Section 16.

Outlook

The primary problem faced by the Company is the long, slow decline of the MICR market generally, as banks and businesses shift to electronic forms of processing.   The Company is being forced to move into new market areas which are both highly technological and highly competitive, and the outcome is highly uncertain.   Gross profit margins are projected to decline slightly, but operating expenses are projected to increase as a result of the Company’s need for increased sales and engineering to expand into new areas, and to allow for some natural expansion of staffing following the very large cuts in management and staff that took place in 2002.

Looking ahead, our analysis suggests that over the next few years the Company can expect slow growth in revenue.  Management projects annual growth in the 1-2% range for the next few years.

However, the Company expects profitability to be well below recent levels, and considerably below the norm for its peers.

5. ADJUSTED EARNINGS

Following is a summary of the revenues and expenses of the Company for the periods shown:

		10-K	10-K	10-K	10-K	Internal
Source:		12 mos	12 mos	12 mos	12 mos	12 mos
($000)		Nov-2000	Nov-2001	Nov-2002	Nov-2003	Nov-2004
REVENUE		52,310	49,218	54,998	56,576	55,327
Cost of Sales (excl depreciation)		30,053	30,766	38,011	34,763	33,257
Gross Margin		22,257	18,452	16,987	21,813	22,070
% Sales		42.5%	37.5%	30.9%	38.6%	39.9%
Operating Expenses		17,864	20,884	19,777	19,162	20,014
% Sales		34.2%	42.4%	36.0%	33.9%	36.2%
Operating Income		4,393	(2,432)	(2,790)	2,651	2,056
Depreciation	(-)	(662)	(778)	(863)	(685)	(964)
Amortization	(-)	(1,018)	(1,281)	(1,271)	(386)	(75)
Interest Expense	(-)	(19)	(138)	(34)	(10)	0
Interest Income		865	515	101	89	152
Other Income(Expense)		0	(5,634)	0	0	366
NET INCOME BEFORE TAX		3,559	(9,748)	(4,857)	1,659	1,535

Adjustments:
1	Comparable compensation	no adjustment necessary
2	Owners’ compensation	no adjustment necessary
3	Depreciation	662	778	863	685	964
4	Amortization	1,018	1,281	1,271	386	75
5	Interest expense	19	138	34	10	0
6	Go private effort	0	0	0	1,543	1,958
7	Expense of being public	400	400	400	400	524
8	Inventory writedown	0	0	1,878	0	0
9	Impairment writedown	0	5,634	0	0	0
10	Legal defense S/H suit	0	0	0	250	0
11	One-time IT costs	0	0	0	0	171
12	Software writeoff	0	0	0	0	286
13	Translation gain	0	0	0	0	(273)
ADJUSTED EBITDA*		5,658	(1,517)	(411)	4,933	5,240
Annualized Revenue		52,310	49,218	54,998	56,576	55,327
Adj Earn’gs as a percent of Revenue		10.8%	-3.1%	-0.7%	8.7%	9.5%

*                  Adjusted earnings basis is control EBITDA, earnings before interest and depreciation and taxes. Control basis means that the interest under consideration can affect certain discretionary items, including owners and officers compensation.

Sellers Discretionary Cash Flow
Adjusted Net Income	5,658	(1,517)	(411)	4,933	5,240
One Owner’s Compensation	290	300	310	350	370
SDCF	5,948	(1,217)	(101)	5,283	5,610
SDCF Return on Sales	11.4%	-2.5%	-0.2%	9.3%	10.1%

NOTES TO INCOME STATEMENT ADJUSTMENTS:

1,2

Executive shareholder compensation is often adjusted to reflect the normal economic cost of management. Our analysis of normal compensation is based to a large extent on data from the Economics Research Institute, which monitors compensation data nationwide. ERI data is adjusted for type of business, geographic region, size of business, and date of valuation. In this case, we have reviewed executive compensation reported in the Company’s DEF-14A proxy for 2003 and believe it is appropriate for the size and condition of the Company. Compensation has not changed significantly in 2004.

3-5	Interest, Depreciation, and Amortization are added back to arrive at EBITDA earnings.

6	Go private addbacks	These are the expenses associated with the 2003 and 2004 attempts to go private.

7	Expense of being public	There are legal and accounting expenses associated with being a public company that will be eliminated if the Company can go private.

8	Inventory writedown	per 10-Ks, added back as non-recurring

9	Impairment writedown	per 10-Ks, added back as non-recurring

10	Legal defense S/H suit	Estimated by management for 2003. Costs for 2004 are included in “go private addbacks” above.

11	One-time IT costs	Estimated non-recurring costs of IT consulting to install CRM system.

12	Software writeoff	One time expense added back.

13	Translation gain	Translation gain is considered non-recurring.

No other income statement adjustments were considered necessary.

ADJUSTED EBT	Nov-2000	Nov-2001	Nov-2002	Nov-2003	Nov-2004
Adjusted EBITDA	5,658	(1,517)	(411)	4,933	5,240
Depreciation	(662)	(778)	(863)	(685)	(964)
Amortization	(1,018)	(1,281)	(1,271)	(386)	(75)
Interest expense	(19)	(138)	(34)	(10)	0
Adjusted EBT	3,959	(3,714)	(2,579)	3,852	4,201

WEIGHTED AVERAGES

The results of each year are usually weighted to reflect the expected relevance of each year toward the future sustainable results of the Company. The objective of this exercise is to arrive at reasonable estimates of what level of revenue and  earnings the Company is likely to be able to sustain in the near future. A commonly used pattern is to weight the oldest year least, and the most recent year highest, in the belief that the near-term future will most closely resemble the Company’s most recent experience.  The weights are used to calculate a set of weighted averages of earnings and revenues, shown below, which are used in all of the value calculations which follow.

The weights assigned to Troy’s historical earnings were determined based on their expected relevance to the Company’s future performance.  The years 2000 and 2001 were weighted zero for several reasons:

•                  There were several acquisitions during the 2000-2001 timeframe and there was difficulty in integrating the acquisitions.

•                  There was some fall off following the Y2K period.

•                  Management structure was bulked up going into 2000, but has been trimmed down during 2002, with the result that efficiency has been improved.

Otherwise, the years were weighted in the conventional manner.

	12 mos	12 mos	12 mos	12 mos	12 mos
	Nov-2000	Nov-2001	Nov-2002	Nov-2003	Nov-2004
Year Weights:	1	0	0	4	5
WEIGHTED AVERAGE ADJUSTED EARNINGS ($000)					5,159
Adjusted earnings basis is control EBITDA, earnings before interest and depreciation and taxes.
WEIGHTED AVERAGE ADJUSTED EBT					4,037
WEIGHTED AVERAGE REVENUE					55,525
Weighted Average Adjusted Earnings as percent of Average Revenue					9.3%
Weighted Average Gross Profit Margin					39.6%
WEIGHTED AVERAGE SDCF					5,513

6. ADJUSTED BALANCE SHEET

Following is a summary of the assets and liabilities of the Company for the periods shown:

As Reported

($000)	Source:	10-K 12 mos Nov-2000	10-K 12 mos Nov-2001	10-K 12 mos Nov-2002	10-K 12 mos Nov-2003	Preliminary 12 mos Nov-2004
ASSETS
Cash		12,043	6,391	7,112	9,727	11,451
Accounts Receivable		10,480	9,713	9,227	8,419	7,766
Inventory		6,242	9,251	5,540	4,891	5,801
Prepaid and Other Current		2,355	3,897	5,231	4,203	3,936
Total Current Assets		31,120	29,252	27,110	27,240	28,954
Plant and Equipment		9,281	10,549	11,000	12,420	11,151
Accumulated Depreciation (-)		(7,241)	(8,020)	(8,961)	(9,207)	(8,329)
Net Plant and Equipment		2,040	2,529	2,039	3,213	2,822
Other Long Term Assets		1,885	2,757	3,147	3,693	3,658
Intangibles		7,530	2,469	1,243	814	366
Total Assets		42,575	37,007	33,539	34,960	35,800

LIABILITIES
Accounts Payable		2,424	4,418	4,138	2,172	2,346
Accrued Expenses		2,659	2,456	2,218	4,322	3,855
Taxes Payable		0	0	0	0	379
Other Current Liabilities		1,134	1,208	1,437	1,807	1,541
Total Current Liab		6,217	8,082	7,793	8,301	8,121
Long Term Debt	D	272	193	120	0	0
Other Long Term Liab		471	0	0	0	0
Total Liabilities		6,960	8,275	7,913	8,301	8,121

NET WORTH
Other Equity		35,615	28,732	25,626	26,659	27,679
Net Worth		35,615	28,732	25,626	26,659	27,679
Total Liab & Net Worth		42,575	37,007	33,539	34,960	35,800

D               indicates interest-bearing debt

BALANCE SHEET ADJUSTMENTS

($000)	12 mos Nov-2000	12 mos Nov-2001	12 mos Nov-2002	12 mos Nov-2003	12 mos Nov-2004
Net Worth before Adjustments	35,615	28,732	25,626	26,659	27,679
Adjustments:
(1) Intangible assets	(7,530)	(2,469)	(1,243)	(814)	(366)
ADJUSTED NET WORTH	28,085	26,263	24,383	25,845	27,313
Long Term Debt	272	193	120	0	0
INVESTED CAPITAL	28,357	26,456	24,503	25,845	27,313
Adjusted Return on Investment	20.0%	-5.7%	-1.7%	19.1%	19.2%

NOTES TO BALANCE SHEET ADJUSTMENTS:

(1)          To remove intangible assets.  This adjustment allows the value calculations to be done in terms of Tangible Assets and Tangible Net Worth.  As a result of the value analysis in Section 10, all of the intangible assets, including goodwill, are revalued.  This report does not deal with the allocation of goodwill among the various intangible assets.

No other balance sheet adjustments were considered necessary.

ADJUSTED BALANCE SHEET

Following is the restated Balance Sheet after the adjustments listed above.

		10-K	10-K	10-K	10-K	Preliminary
	Source:	12 mos	12 mos	12 mos	12 mos	12 mos
($000)	Adj Note	Nov-2000	Nov-2001	Nov-2002	Nov-2003	Nov-2004
ASSETS
Cash		12,043	6,391	7,112	9,727	11,451
Accounts Receivable		10,480	9,713	9,227	8,419	7,766
Inventory		6,242	9,251	5,540	4,891	5,801
Prepaid and Other Current		2,355	3,897	5,231	4,203	3,936
Total Current Assets		31,120	29,252	27,110	27,240	28,954
Plant and Equipment		9,281	10,549	11,000	12,420	11,151
Accumulated Depreciation (-)		(7,241)	(8,020)	(8,961)	(9,207)	(8,329)
Net Plant and Equipment		2,040	2,529	2,039	3,213	2,822
Other Long Term Assets		1,885	2,757	3,147	3,693	3,658
Intangibles	1	0	0	0	0	0
Total Assets		35,045	34,538	32,296	34,146	35,434

LIABILITIES
Accounts Payable		2,424	4,418	4,138	2,172	2,346
Accrued Expenses		2,659	2,456	2,218	4,322	3,855
Taxes Payable		0	0	0	0	379
Other Current Liabilities		1,134	1,208	1,437	1,807	1,541
Total Current Liab		6,217	8,082	7,793	8,301	8,121
Long Term Debt		272	193	120	0	0
Other Long Term Liab		471	0	0	0	0
Total Liabilities		6,960	8,275	7,913	8,301	8,121

NET WORTH
Other Equity		35,615	28,732	25,626	26,659	27,679
Balancing Adjustment		(7,530)	(2,469)	(1,243)	(814)	(366)
Adjusted Net Worth		28,085	26,263	24,383	25,845	27,313
Total Liab & Net Worth		35,045	34,538	32,296	34,146	35,434

Working Capital		24,903	21,170	19,317	18,939	20,833
Adj Working Capital ex Cash, Debt		12,860	14,779	12,205	9,212	9,382
Capital Spending			1,267	373	1,859	573

The above chart illustrates the composition of the Balance Sheet, with the left half of each column representing Assets, and the right half representing Liabilities and Net Worth.

COMMON STOCK OUTSTANDING

Common shares issued	10,642,677
Treasury shares	2,800
Outstanding shares	10,639,877
Dirk Family	7,119,707
Public Shareholders	3,520,170

7. HISTORICAL AND PROJECTED CASH FLOW

HISTORICAL CASH FLOW

The following exhibit summarizes the cash flow generated by the Company’s operations, after normalizing adjustments.  Because of the normalizing adjustments, the figures shown below will differ from the published financial statements.

($000)	Nov-2000	Nov-2001	Nov-2002	Nov-2003	Nov-2004
Revenue growth rate	NA	-5.9%	11.7%	2.9%	-2.2%
Depreciation (% Sales)	1.3%	1.6%	1.6%	1.2%	1.7%
Amortization (% Sales)	1.9%	2.6%	2.3%	0.7%	0.1%
Working Capital (% Sales) *	24.6%	30.0%	22.2%	16.3%	17.0%
Capital Spending (% Sales)		2.6%	0.7%	3.3%	1.0%
New Debt (% Cap Spend + chg WC)		-2.5%	3.3%	10.6%	0.0%
Debt/Equity ratio	0.01	0.01	0.00	0.00	0.00

Net Worth	28,085	26,263	24,383	25,845	27,313
Cash Balance	12,043	6,391	7,112	9,727	11,451
Working Capital, excl Cash, Debt *	12,860	14,779	12,205	9,212	9,382
Net Plant and Equipment	2,040	2,529	2,039	3,213	2,822
Interest-Bearing Debt	272	193	120	0	0
Interest (% Year End Debt)	7.0%	71.5%	28.3%	0.0%	0.0%

Revenue	52,310	49,218	54,998	56,576	55,327
Earnings margin	10.8%	-3.1%	-0.7%	8.7%	9.5%
Adjusted Earnings bef Tax, Int, Dep	5,658	(1,517)	(411)	4,933	5,240
Interest Expense	(19)	(138)	(34)	(10)	0
Depreciation	(662)	(778)	(863)	(685)	(964)
Amortization	(1,018)	(1,281)	(1,271)	(386)	(75)
Adjusted Earnings before Tax	3,959	(3,714)	(2,579)	3,852	4,201
Tax Rate	37.5%	37.5%	37.5%	37.5%	37.5%
Estimated Tax	(1,485)	1,393	967	(1,445)	(1,575)
Adjusted Earnings after Tax	2,475	(2,321)	(1,612)	2,408	2,626
Depreciation	662	778	863	685	964
Amortization	1,018	1,281	1,271	386	75
Capital Spending		(1,267)	(373)	(1,859)	(573)
Working Capital change *		(1,919)	2,574	2,993	(170)
Increase (Decrease) in Debt		(79)	(73)	(120)	0
Net Change in Other A/L		2,437	(435)	(503)	408
Historical Equity Cash Flow after Tax	4,155	(1,090)	2,216	3,990	3,330
Cash Flow Margin	7.9%	-2.2%	4.0%	7.1%	6.0%

Ratio of Cash Flow to Earnings	0.734	0.718	(5.391)	0.809	0.635
Indicated Investment (Withdrawals)		(4,562)	(1,495)	(1,375)	(1,606)
Net Cash Flow Return on Net Worth	14.8%	-4.1%	9.1%	15.4%	12.2%

*                 WC excludes Cash and Interest-bearing Debt, which are calculated separately.

PROJECTED CASH FLOW

The cash flow projections given below are used in the discounted future earnings and cash flow methods, and are used in the coverage calculations in Section 12. Cash Flow Coverage. Some of the key parameters used in the projections are calculated and discussed on the following pages.

($000)	Beg Bal	Nov-2005	Nov-2006	Nov-2007	Nov-2008	Nov-2009
Revenue growth rate		0.7%	0.6%	1.3%	2.6%	4.0%
Depreciation (% Sales)		1.6%	1.5%	1.4%	1.6%	1.7%
Working Capital (% Sales) *		16.3%	16.3%	16.4%	16.4%	16.5%
Capital Spending (% Sales)		1.4%	1.8%	1.3%	1.3%	1.2%
New Debt (% Cap Spend + chg WC)		100.0%	100.0%	100.0%	100.0%	100.0%
Debt/Equity ratio	0.00	0.02	0.06	0.09	0.12	0.16

Net Worth	27,313	27,506	27,663	28,032	28,756	29,911
Cash Balance	11,451	12,519	13,512	14,687	16,314	18,507
Working Capital, excl Cash, Debt *		9,063	9,159	9,292	9,560	9,993
Net Plant and Equipment	2,822	2,747	2,911	2,855	2,702	2,414
Interest-Bearing Debt	0	481	1,577	2,460	3,478	4,661
Interest (% Year End Debt)		4.9%	5.7%	6.0%	6.0%	6.0%

Projected Revenue		55,718	56,036	56,783	58,251	60,590
Earnings Margin (management)		2.6%	4.8%	5.1%	5.5%	5.8%
Projected EBITDA (management)		1,464	2,717	2,878	3,231	3,488
Go Private Costs		1,000
Projected Earnings bef Tax, Int, Dep		2,464	2,717	2,878	3,231	3,488
Interest Expense		(24)	(90)	(148)	(209)	(280)
Interest Income	1.5%	180	195	211	233	261
Depreciation		(875)	(836)	(806)	(903)	(1,038)

Projected Earnings before Tax		1,745	1,986	2,136	2,352	2,432
Tax Rate		37.5%	37.5%	37.5%	37.5%	37.5%
Estimated Tax		(654)	(745)	(801)	(882)	(912)

Projected Earnings after Tax		1,091	1,242	1,335	1,470	1,520
Depreciation		875	836	806	903	1,038
Capital Spending		(800)	(1,000)	(750)	(750)	(750)
Working Capital change *		319	(96)	(133)	(268)	(433)
Increase (Decrease) in Debt		481	1,096	883	1,018	1,183

Projected Equity Cash Flow after Tax		1,966	2,078	2,141	2,373	2,558
Projected Cash Flow Margin		3.5%	3.7%	3.8%	4.1%	4.2%
Cash Distributions		(898)	(1,085)	(967)	(746)	(365)

Net Retained Cash Flow		1,068	993	1,175	1,628	2,193

Ratio of Cash Flow to Earnings		0.798	0.765	0.744	0.735	0.733
Net Cash Flow Return on Net Worth		7.1%	7.5%	7.6%	8.3%	8.6%

*                 WC excludes Cash and Interest-bearing Debt, which are calculated separately.

NOTES TO FINANCIAL PROJECTIONS

Management has provided financial projections for the years 2005 through 2009.  We have incorporated these into our analysis, with some modifications necessitated by the specific requirements of this valuation.  Because the business is to be valued as if private, but before the transaction, we have shown the projected income stream as though there were no costs of being public, and as though the going-private” costs in 2005 would not occur.  However, the cash, debt and net worth are shown as before the transaction.  After the transaction, the cash, debt, and net worth will be different, and the residual value of the Company will be reduced accordingly.

Net Worth	Adjusted to reflect Net Worth after purchase transaction per management
Cash Balance	Adjusted to reflect Net Worth after purchase transaction per management
Interest-Bearing Debt	Per management
Revenue	Per management
Working capital	Per management
Capital spending	Per management
New debt/borrowing

The Company has a very substantial unused debt capacity, which is an element of value that although it would not be necessary with the existing cash reserves, will be necessary after the transaction (and enables the transaction), and may be needed as the Company transitions to new products and markets over the next few years. Ignoring this potential component of the cash flow stream would understate the available cash flow.

Earnings margin	Per management
Go Private Costs	Estimated by management for 2005 buyback. Management worksheet says $1.068 mil, but projections deducted $1 mil, so $1 mil added back here.
Interest Income	Estimated at 1.5% of average cash balance
Tax rate	Per management
Cash distributions	Calculated to maintain the Net Worth/Sales ratio at: 0.494

The financial projections presented in this report are included solely to assist in the development of the value conclusion presented in this report.  These presentations do not include all disclosures required by the guidelines established by the AICPA for the presentation of financial projections.  The actual results may vary from the projections, and the variations may be material.

HISTORICAL AND PROJECTED RESULTS

SELECTED HISTORICAL RATIOS

The following table shows the calculation of certain ratios used in the cash flow projections and in the risk analysis in the next section.

($000)	Nov-2000	Nov-2001	Nov-2002	Nov-2003	Nov-2004
Revenue growth rate	NA	-5.9%	11.7%	2.9%	-2.2%
Weighted Average revenue growth					0.1%
Industry revenue growth					2.3%
Projected revenue growth next year					0.7%
Adjusted Earnings growth rate	NA	-126.8%	72.9%	1300.2%	6.2%
Depreciation	662	778	863	685	964
Depreciation as % of Sales	1.3%	1.6%	1.6%	1.2%	1.7%
Weighted Average Depreciation, % Sales					1.5%
Projected Depreciation, % Sales					1.6%
Current Ratio	5.0	3.6	3.5	3.3	3.6
Quick Ratio	3.6	2.0	2.1	2.2	2.4
Working Capital	24,903	21,170	19,317	18,939	20,833
Sales/Working Capital	2.1	2.3	2.8	3.0	2.7
Cash after WC Adjustment	12,043	6,391	7,112	9,727	11,451
Short Term Debt	0	0	0	0	0
Adj Working Capital ex Cash, Debt	12,860	14,779	12,205	9,212	9,382
as % of Sales	24.6%	30.0%	22.2%	16.3%	17.0%
Sales/Adjusted Working Capital	4.1	3.3	4.5	6.1	5.9
Weighted Average Adj WC as % of Sales					16.7%
Projected WC as % of Sales					16.3%
Capital Spending, est		1,267	373	1,859	573
as % of Sales		2.6%	0.7%	3.3%	1.0%
Weighted Average Cap Spending, % Sales					2.0%
Projected Cap Spending, % Sales					1.4%
Change in Debt		(79)	(73)	(120)	0
Interest Bearing Debt	272	193	120	0	0
Interest Bearing Debt/Ad NW	0.0	0.0	0.0	0.0	0.0
Weighted Average D/NW					0.0
Annualized Interest Expense	19	138	34	10	0
Effective Interest Rate	7.0%	71.5%	28.3%	0.0%	0.0%
Interest Coverage	298.8	(10.0)	(11.1)	494.3	NA
Sales/Total Assets	1.49	1.43	1.70	1.66	1.56

8. RISK ASSESSMENT, COMPARATIVE ANALYSIS

In order to better understand the risks facing the Company and its owners, it is necessary to consider how the Company’s performance and operating characteristics compare to those of similar companies in the same industry.

The Company’s activities are best classified in SIC codes:

3577	Computer Peripheral Equipment
3669	Chemical Products including Inks, Toners
7372	Computer Software Publishers

The following table summarizes the appraiser’s assessment of the degree of risk inherent in this business, including consideration of its current financial condition.  See also the Company Description.

RISK ASSESSMENT TABLE

Risk factors	Current status	Risk Category	Risk Profile

Years in business	Well established	Low	+
Proprietary content	Very high	Low	+
Industry life cycle	Growing	Med	+++
Industry stability	Some instability	Med	+++
Relative size of company	Average	Med	+++
Customer concentration	25-50% sales to 5 largest	Med	+++
Relative product quality	Excellent	Low	+
Product differentiation	Unique	Low	+
Strength of the market	Stable	Med	+++
Size of the market	Moderate	Med	+++
Price competition	Intense	High	+++++
Employee turnover	Very low	Low	+
Unionization	None	Low	+
Management depth	Excellent	Low	+
Condition of facilities	Excellent	Low	+
Ease of market entry	Very difficult	Low	+
Ease of market exit	Moderate	Med	+++

Profit variance *	Very small	Low	+
Profit margin trend	Flat	High	+++++

*                 Profit variance refers to the prevalence and extent of ups and downs seen in the profit margin percentage.  For example, profit margins that varied between -20% and +30% would be considered large, while a few percentage points from year to year would be relatively small.

ANALYSIS OF COMPANY COMPARED TO INDUSTRY NORMS

Adjusted earnings basis is control EBITDA, earnings before interest and depreciation and taxes.

The following table shows how the Company compares against selected industry financial measures.

(Ratios based on adjusted statements)	Company Nov-2004				Risk Level
		Industry Rates (1)
		LoQtile	Med	HiQtile
Revenue Growth Rates (BEAR)	0.1%	1.2%	2.3%	3.5%	High
Adjusted Return on Sales (2)	9.3%	7.7%	11.9%	16.1%	Med
SDCF/Revenue (2)	9.9%	8.4%	12.8%	17.2%	Med
Return on Invested Capital (3)	19.2%	9.4%	17.3%	22.0%	Med
Net Cash Return on Equity	13.8%	4.2%	17.6%	30.0%	Med
Gross Profit Margin	39.6%	22.7%	45.3%	72.7%	Med
Current Ratio	3.6	1.0	1.7	3.2	Low
Quick Ratio	2.4	0.6	0.9	2.2	Low
Debt/Equity Ratio	0.0	0.7	2.6	11.8	Low
Interest Coverage	NA	(4.5)	3.0	10.6	Low
Net Worth/Sales	0.494	0.197	0.262	0.393	Low
Sales/Total Assets	1.6	1.0	1.5	2.0	Med
Sales/Working Capital	2.7	3.1	6.2	15.9	High
WC/Sales	37.7%	32.3%	16.1%	6.3%
Days Receivable	51.2	42.0	52.9	65.2	Med
Days Inventory	63.7	39.7	61.9	98.6	Med
Days Payable	25.7	23.9	38.4	54.5	Med
Z-Score	4.3	1.81		2.99	Low

Industry Sources:

(1)          Unless otherwise noted, industry ratios are from RMA (Risk Management Association)

(2)          Combined Market Data

(3)          Public Companies and RMA

RECAP OF RISK FACTORS:

	Low	Med	High
Weights based on risk factors	10	7	2
Weights based on industry norms	6	9	2
Totals	16	16	4

Our analysis suggests that, based on the Company’s recent performance, the general risk in this business is moderate compared to the industry. However, management projects that future performance will be substantially below current levels.  Because of this, the risk to an investor in this business is high.

COMPARATIVE ANALYSIS

The following discussion of the Company’s financial condition relative to the industry makes reference to the financial ratios presented above and in the preceding sections.

Growth

Over the past five periods, the Company’s sales growth has been erratic, averaging about the same as the median industry growth rate of 2.3%, although long term, the sales growth rate has been increasing rapidly. Recent sales growth at -2.2% was essentially flat, and about the same as weighted average sales growth, which was 0.1%.

Profitability

Overall, EBITDA earnings have been erratic. Long term, the trend of EBITDA return on sales has been up, and in the most recent period, it was up some. However, the Company’s weighted average return on sales was considerably below the median industry level.

Overall, Seller’s Discretionary Cash Flow has been erratic. Long term, the trend of SDCF return on sales has been up, and in the most recent period, SDCF return on sales was up some. However, the Company’s weighted average SDCF return on sales was considerably below the median industry level.

Return on Investment

Long term, the trend of EBITDA return on invested capital has been up, and in the most recent period, EBITDA return on invested capital was moderately up. Also, the Company’s weighted average EBITDA return on invested capital was about the same as the industry median.

The chart illustrates how the cash generating ability of the Company compares to several levels of alternative investments, as measured by its return on owner’s equity, where owner’s equity is a proxy for the owner’s cash investment in the business. The risk free rate is the income return on 10 year government bonds.  The Public Company return represents total return on large public stocks.  The High Coverage represents the upper end of the typical required returns on closely held companies.

Long term, the trend of cash return on equity has been flat, with a dip in 2001, and in the most recent period, it was down. But, the Company’s weighted average cash return on equity was about the same as the total return on large public stocks.

Gross Profit Margin

Gross Profit Margin measures how much is left after paying for the costs of sale, as a percentage of sales.

The Company’s Gross Profit Margin has been consistently lower than the industry. The trend of Gross Profit Margin has been down slightly, but in the most recent period, it was basically unchanged at a level of 39.9%.  The Company’s recent Gross Profit Margin was well below the median industry level of 45.3%.

Liquidity

Liquidity ratios measure the adequacy and quality of the Company’s current assets to meet current liabilities as they come due.

The current ratio, which measures the ratio of current assets to current liabilities, has been consistently greater than one, showing generally strong liquidity. The trend in the current ratio has been significantly down, but in the most recent period, it was slightly up. In addition, the Company’s recent current ratio of 3.6 was considerably higher than the median industry norm of 1.7.

The quick ratio measures cash and near cash (in the form of receivables) relative to current obligations. The Company’s quick ratio has been consistently greater than one, indicating generally strong liquidity. The five year trend in the quick ratio has been downwards, although for the last 4 years it has been up, and in the most recent period, it was slightly up. Furthermore, the Company’s recent quick ratio of 2.37 was considerably higher than the industry median of 0.90.

Leverage

Leverage ratios measure the Company’s ability to weather downturns.  The Company’s ratio of interest-bearing debt to shareholder’s equity is one of the best measures of leverage, indicating how much of the Company’s financing is provided by lenders as compared to investors.

The Company has had a very low level of interest-bearing debt on the balance sheet for most of the past five periods. In the most recent periods the dollar amount of debt at year end has been zero. This represents a substantial unused debt capacity.

A related ratio, interest coverage, measures the Company’s earnings before interest payments relative to the interest payments.

Due to the very low level of debt, and the good level of profitability, this ratio is nearly meaningless for this Company.

Equity Level

The owner’s equity represents how much investment the owner(s) have in the business. Net Worth/Sales is a measure of the adequacy of the owner’s equity in relation to the size of the Company as measured by Sales.  Inadequate Net Worth increases the risk in the business and limits borrowing capacity.  Very high Net Worth limits the owner’s return on equity and may represent an inefficient use of capital, although it lowers overall risk. The normal NW/S ratio was calculated using average NW/Total Assets divided by the low, median, and high quartiles of Sales/Total Assets from RMA.

The Company’s adjusted Net Worth / Sales ratio has been consistently greater than the industry, showing unusually high owner’s investment. The trend of Net Worth / Sales has been essentially flat, but in the most recent period, it was up at a level of 0.494. In addition, the Company’s recent Net Worth / Sales ratio was considerably higher than the median industry level of 0.262.

Asset Efficiency

Asset efficiency considers how well the Company uses its assets to generate sales.

Sales to Total Assets measures the dollars of sales that are generated per dollar of total assets employed in the business. The Company’s adjusted Sales/Assets ratio has been sometimes less than industry, but generally close to industry levels. The trend of Sales/Assets has been up somewhat, but in the most recent period, it was down slightly at a level of 1.6. In addition, the Company’s recent Sales/Total Assets ratio was slightly higher than the median industry level of 1.5.

Working Capital is the amount by which current assets exceed current liabilities. Sales to Working Capital measures the dollars of sales that are generated per dollar of working capital employed in the business.

The Company’s Sales/Working Capital ratio has been consistently lower than the industry, due to the Company’s exceptionally high level of working capital. The trend of Sales/Working Capital has been up, but in the most recent period, it was down at a level of 2.7. Furthermore, the Company’s recent adjusted Sales/Working Capital ratio was well below the median industry level of 6.2.

Days Receivable
Days Inventory (COS)
Days Payable (COS)

Days Receivable measures the average number of days to collect Accounts Receivable. A high number of days receivable has a negative effect on cash flow, because cash tied up in receivables is not available for other purposes. The Company’s Days Receivable has been generally greater than the industry. The trend of Days Receivable has been strongly down, and in the most recent period, it was basically unchanged at a level of 51.2. Furthermore, the Company’s recent Days Receivable was about the same as the median industry level of 52.9.

Days Inventory measures the average number of days sales that can be filled from inventory. The Company’s Days Inventory has been sometimes lower than industry, but generally close to industry levels. The trend of Days Inventory has been strongly down, but in the most recent period, it was up at a level of 63.7. Furthermore, the Company’s recent Days Inventory was about the same as the median industry level of 61.9.

Days Payable measures the average number of days that the Company takes to pay its bills. A high number of days payable means the Company is slow paying its vendors, which conserves cash internally, but may affect vendor relations.   Conversely, a low number of days payable indicates the Company pays its vendors quickly. The Company’s Days Payable has been frequently lower than the industry. The trend of Days Payable has been strongly down, but in the most recent period, it was up at a level of 25.7. Furthermore, the Company’s recent Days Payable was below the median industry level of 38.4.

Z-Score

The Altman Z-score measures the risk of impending bankruptcy.   Scores below 1.81 for manufacturing companies  indicate a high probability of bankruptcy, while scores above the safe limit of 2.99 indicate that there is a very low risk of bankruptcy.

Altman’s regression analysis of potential bankruptcy indicators identified the following variables shown applied to the most recent period:

	Regression Coefficient	Company Nov-2004	Z-score Component
	a	b	a x b
EBIT/Sales	3.107	0.077	0.24
Sales/Total Assets	0.998	1.561	1.56
MktVEquity/Total Debt	0.420	3.363	1.41
Working Capital./Total Assets	0.717	0.588	0.42
Retained Earnings/Total Assets	0.847	0.771	0.65
Z-score			4.29

The Company’s Z-Score has been consistently greater than the safe limit. The trend of Z-Score has been flat, and in the most recent period, it was basically unchanged at a level of 4.3. Furthermore, the Company’s recent Z-Score of 4.3 was above the high end of the marginal range of the formula indicator.

Conclusion

Considering the above, the Company appears to be in very good financial condition.

9. CAPITALIZATION RATES AND MULTIPLIERS

Based on the preceding analysis of risks, we have chosen the following multipliers and capitalization rates to be applied in this case.  Value multipliers and cap rates are generally derived from an analysis of transactions involving sales of closely held companies or public stock prices, or both.  In this case, we have drawn on the following sources:

Public Companies*	S & P Computstat database
Pratts Stats	Pratts Stats transactions database
Done Deals	M & A Network Done Deals database
Mergerstat	Mergerstat transactions database
Buildup CAPM	Buildup method using Capital Asset Pricing Model

Transactions were chosen for this purpose using the most closely comparable data available, based on size, general industry group, and profitability.  In general, it should be noted that it is often difficult or impossible to find market transactions or public companies that are strictly comparable to the business under consideration.  When this is true, we try to find market data that provides the best available evidence, and use that as a starting point for our analysis of market pricing patterns.

In this case, because the Company is profitable, we have eliminated from consideration those guideline companies that were not profitable, or which had negative net worth.  Further, we have eliminated those for which the market pricing multipliers or earnings margins were “outliers” in that they were greatly different than the others, or very far from the median.

For details, see:

Section
18. BUSINESS SALES TRANSACTIONS
19. SUMMARY OF PUBLIC COMPANY DATA
20. ANALYSIS OF COMBINED MARKET DATA

*                 Note that public company multipliers and capitalization rates as used in the Combined Market Data have been adjusted to a non-marketable, controlling interest basis, for comparability with data from the private market databases.

BUILD-UP APPROACH TO CAPITALIZATION RATE

The buildup approach to developing a capitalization rate employs data from Ibbotson Associates’ studies of rates of return on common stocks and government bonds.  These rates of return are assumed to be available to investors in the stock market in general, and those investors would then require a similar rate of return from their investment in companies such as this.

				Range
COMPONENTS OF CAPITALIZATION RATE				Low Q’tile	Median	High Q’tile

a.	Risk free rate: 10 year bonds as of		12/20/2004	4.2%	4.2%	4.2%
b.	Large Stocks Total Returns (1)			4.3%	17.6%	29.2%
c.	20 Year Gov’t Bond Rate Income Returns (1)			5.5%	6.2%	7.8%
d.	Risk premium for large company equity (b-c)			-1.2%	11.4%	21.4%
e.	Market Betas (2)	SIC	3,577	0.48	1.00	1.74
f.	Market Risk Adjusted Premium (d x e)			-0.6%	11.4%	37.1%
g.	Risk Adjusted Market Discount Rate (a + f)			3.6%	15.6%	41.3%
h.	Add Small Stock Premium (1)			-12.0%	-0.6%	9.4%
i.	Add Micro Cap Size Adjustment			0.0%	0.0%	0.0%
j.	Add Specific Company Risk Adjustment (3)			5.0%	5.0%	5.0%
k.	Discount Rate, Cash Flow after Tax (g+h+i+j)			-3.4%	20.0%	55.7%
l.	less Industry Long Term Growth Rate		12/20/2004	1.2%	3.0%	3.5%
m.	Capitalization rate, Equity Net Cash Flow after Tax			-4.5%	17.0%	52.3%

n.	Equivalent earnings multiple (1/Cap Rate)			-22.2	5.9	1.9

Notes:

(1) Median, 20 years data (1984-2003), Ibbotson Associates.

(2) Selected public companies.  See page 69

(3) Management projections are sufficiently conservative relative to recent history to make a specific company risk adjustment unnecessary.

IBBOTSON MARKET RETURN DATA

Ibbotson Associates publishes an annual analysis of public stock market data. In it, they present returns for each year going back 70+ years into the past, and also calculate average returns for the entire historical span of the data, which includes the Great Depression, WWII, and the high interest rate years of the 1970’s.  We have chosen to use just the most recent 20 years’ data, which we believe are more representative of the current economic environment.

Ibbotson	Table B-1	Table B-4	Table B-11	Table B-15
Year	Total Returns Large Company Stocks	Total Returns Small Company Stocks	Income Returns Intermediate Gov’t Bonds	Inflation	Small Company Premium
	a	b			b - a
1984	6.27%	-6.67%	11.68%	3.95%	-12.94%
1985	32.16%	24.66%	10.29%	3.77%	-7.50%
1986	18.47%	6.85%	7.72%	1.13%	-11.62%
1987	5.23%	-9.30%	7.47%	4.41%	-14.53%
1988	16.81%	22.87%	8.24%	4.42%	6.06%
1989	31.49%	10.18%	8.46%	4.65%	-21.31%
1990	-3.17%	-21.60%	8.15%	6.10%	-18.43%
1991	30.55%	44.63%	7.43%	3.06%	14.08%
1992	7.67%	23.35%	6.27%	2.90%	15.68%
1993	9.99%	20.98%	5.53%	2.75%	10.99%
1994	1.31%	3.11%	6.07%	2.67%	1.80%
1995	37.43%	34.46%	6.69%	2.74%	-2.97%
1996	23.07%	17.60%	5.82%	3.30%	-5.47%
1997	33.36%	22.80%	6.14%	1.70%	-10.56%
1998	28.58%	-7.31%	5.29%	1.60%	-35.89%
1999	21.04%	29.79%	5.30%	2.68%	8.75%
2000	-9.11%	-3.59%	6.19%	3.39%	5.52%
2001	-11.88%	22.77%	4.27%	1.55%	34.65%
2002	-22.10%	-13.28%	3.98%	2.38%	8.82%
2003	28.70%	60.70%	2.85%	1.88%	32.00%

Mean	14.29%	14.15%	6.69%	3.05%	-0.14%

Low quartile	4.3%	-4.4%	5.5%	2.3%	-12.0%
Median	17.6%	19.3%	6.2%	2.8%	-0.6%
High quartile	29.2%	23.7%	7.8%	3.8%	9.4%

Source: Ibbotson Stock, Bonds, Bills and Inflation, Valuation Edition 2004

SUMMARY OF ADJUSTED CAP RATES AND MULTIPLIERS

Adjusted earnings basis is control EBITDA, earnings before interest and depreciation and taxes.

It is usually necessary to make adjustments to cap rates and multipliers derived from industry market pricing data, due to differences between the subject Company and the companies represented in the market data sample.  The adjustments are necessarily subjective, based on the appraiser’s experience and training.  The following table summarizes the cap rates and multipliers used in this report, and the adjustments we have made.

Market capitalization rates and multipliers are derived from multiple sources.  See section:

20. ANALYSIS OF COMBINED MARKET DATA

		Industry Range [Note 1]	Rates Adj for Size and Profitability	Adjust to Required Rate [2]	Adjusted Rates and Multipliers
			a	b	a+b
Earnings Capitalization Rates	Low Qtile	7.3%
Combined Market Data	MidRange	12.3%	12.3%	5.0%	17.3%
	High Qtile	17.3%
Company long term growth rate (= industry LT rate)					2.3%
Projection risk[Note 3]					0.0%
Discount rate					19.6%
Price/Sales Multiplier	Low Qtile	0.42
Combined Market Data	MidRange	0.96	0.63	(0.18)	0.45
	High Qtile	1.50
Goodwill/Sales	Low Qtile	0.04
Combined Market Data	MidRange	0.50	0.22	(0.06)	0.16
	High Qtile	0.96
Goodwill/Seller’s Discretionary Cash	Low Qtile	(0.19)
Combined Market Data	MidRange	3.76	1.15	(0.33)	0.82
	High Qtile	7.71
Cash Flow Cap Rate	Low Qtile	-4.5%
Buildup CAPM	MidRange	17.0%	17.0%		17.0%
	High Qtile	52.3%
Company long term growth rate (= industry LT rate)					2.3%
Projection risk[Note 3]					0.0%
Discount rate					19.3%

See notes next page

Notes:

[1]                                  The industry midrange cap rates and multipliers normally provide the starting point for the choice of the appropriate cap rates and multipliers for the Company.  The initial low, mid, and high multipliers and cap rates have been selected to be appropriate to the Company’s size and profitability relative to the industry.

We have further adjusted the starting multipliers in col (a) for the profitability of the Company as compared to the industry, by comparing the Company’s return on sales to the industry quartiles. In this case, the Company’s profitability is considerably below the industry and so the multipliers used have been adjusted to be considerably below the midrange multipliers.  See Section 8.

The adjusted initial Price/Revenue multipliers (col a) were calculated as follows:

(company ROS - industry low qtile ROS)	x (med P/R - low qtile P/R) + low qtile P/R
(industry med ROS - industry low qtile ROS)

(9.3 - 7.7)	x (0.96 - 0.42) + 0.42 = 0.63
(11.9 - 7.7)

and similarly for the starting Goodwill/Revenue multiplier.

The initial Goodwill/SDCF multiplier is calculated similarly, but using the SDCF ROS rather than the earnings ROS.

[2]                                  Multipliers and cap rates are adjusted based on the relative riskiness of this business compared to the industry and on the cash flow generating potential of the business.  Cash flow below normal will limit the value that can realistically be supported, whereas cash flow above normal will support a lower cap rate and higher multipliers.

Our analysis suggests that, based on the Company’s recent performance, the general risk in this business is moderate compared to the industry.  However, management projects that future performance will be substantially below current levels.  Because of the conditions that are driving management’s assessment of the future, the risk to an investor in this business is high.  Accordingly, the risk adjustment has been set to bring the cap rate to the high quartile of the market data.

The multipliers for revenue and goodwill have been adjusted proportionately.

[3]                                  The projection risk adjustment reflects our estimate of the risk that the projections may not be realized.  In this case, the projections appear to be very conservative relative to the recent history, and so the projection risk adjustment is zero.

10. COMPUTATION OF VALUE

SUMMARY OF VALUATION METHOD RESULTS

The following table summarizes the results of the methods used in this valuation.  Details describing each method are presented in the following pages.

VALUATION METHOD RESULTS	Approach	Weight		($000) Result

1 Adjusted Net Worth [Section 6]	Assets	0	0.0%	27,313
2 Capitalization of Weighted Earnings	Income	1	10.0%	35,390
3 Capitalization of Dividend Capacity	Income	1	10.0%	30,822
4 Discounted Future Earnings	Income	2	20.0%	22,953
5 Discounted Cash Flow	Income	3	30.0%	20,300
6 Capitalization of Gross Revenues	Market	1	10.0%	30,555
7 Goodwill/Seller’s Discretionary Cash	Market	1	10.0%	31,834
8 Goodwill/Revenue	Market	1	10.0%	36,197

Weighted Average Value of Operations [Note 1]		10	100.0%	27,160
Marketable, Controlling Interest Basis

Percentage of Ownership Valued				33.1%

Net Value of Ownership Interest	3,520,170	shares	($000)	8,986
Non-marketable, controlling interest basis

See notes to follow

NOTES TO THE SUMMARY OF VALUATION METHODS

1                         Each of the above methods represents a different perspective on the value of this business.  The weightings which have been assigned reflect our opinion of the relative importance an informed investor would be likely to give to each approach.

The Capitalization of Weighted Average Earnings method depends on the historical earnings performance, which is higher than is expected for the future.  The Dividend Capacity method also depends on historical earnings, but allows for reinvestment and taxes in its provision for dividends. Because of the uncertainty as to the sustainability of these earnings, these methods have been given a weight of 1.

The Discounted Future Earnings method reflects management’s projections and may be a more reliable value based on diminished expectations for the future.   It has been given a weight of 2.

The Discounted Cash Flow is based on a more detailed projection analysis than is the DFE method, and may therefore be more reliable, and was given a weight of 3, or 30% of the final value.

The Capitalization of Gross Revenue method considers only revenue, but the multiplier has been adjusted to reflect the Company’s historical profitability relative to the guideline companies.   The reliability of this method is probably not very high, and it has been given a weight of 1.

The Goodwill methods are the only two that directly consider the Net Worth of the Company, which in this case is considerably above the industry norms.  The also reflect the historical earnings, and were consequently weighted 1.

Future methods were given 5 weights out of 10, because the projections anticipate considerably different performance than the Company has achieved in the recent past.  However, because they are still speculative, and because the Company has done reasonably well in the past two years, we can not ignore the historical earnings methods.

2                         Because the Company’s adjusted Net Worth is well above industry norms derived from RMA data, there is additional value on the balance sheet that is not recognized by the earnings, cash flow and revenue methods.  Accordingly, an adjustment must be made to reflect this increment of value.  The goodwill methods already incorporate the effect of the Net Worth surplus because of how they are calculated, in which case no additional adjustment was made.  The high quartile of the RMA data was used, but it should be noted that the low quartile of the public companies is above this level; the selected public companies have considerably higher equity levels than the RMA companies.

	Nov-2000	Nov-2001	Nov-2002	Nov-2003	Nov-2004
Revenue, full year	52,310	49,218	54,998	56,576	55,327
Industry NW/Sales (hi qtile)	39.3%	39.3%	39.3%	39.3%	39.3%
Normal NW	20,558	19,343	21,614	22,234	21,744
Actual NW	28,085	26,263	24,383	25,845	27,313
Equity above Normal	7,527	6,920	2,769	3,611	5,569

CAPITALIZATION OF WEIGHTED EARNINGS

Capitalization of earning capacity is widely considered the most important factor in the valuation of closely held companies.  The basic theory is that the ultimate value of a firm and its assets is the earnings that the firm generates.  The capitalization rate represents the rate of return required to compensate for the risk inherent in the business.

		($000)
a.	Average Adjusted Earnings [Section 5]	5,159
	Adjusted earnings basis is control EBITDA, earnings before interest and depreciation and taxes.

b.	Capitalization rate [Section 9] Combined Market Data	17.3%

c.	Gross valuation (a/b)	29,821

d.	Adjustments
	Adjust for Surplus Net Worth	5,569

e.	Net valuation (Freely-marketable, controlling interest basis)	35,390

Effective net earnings cap rate = EBITDA / value = 5159 / 29821		17.3%
EBT cap rate = Wtd Avg EBT / capitalized value = 4037 / 29821		13.5%

CAPITALIZATION OF DIVIDEND CAPACITY

Even though most closely held companies don’t pay dividends, this method is frequently used.  The dividend capacity of the firm is calculated by first setting aside a provision for reinvestment, and assuming that any remaining earnings would be available for distribution.

The following formula adjusts the capitalization rate for earnings before tax (CR) to a cap rate for dividends, using the industry reserve for investment rate (RI%),  and the tax rate:

Cap Rate
for	=	(1 - RI% - Tax Rate) x EBT CR	=	8.2%
Dividend Capacity		(1 - 2.1% - 37.5%) x 13.5%

		($000)
a.	Weighted Average Revenue [Section 5]	55,525
b.	Industry Normal Net Worth / Sales ratio	39.3%

c.	Normal Net Worth (a x b)	21,821
d.	Reinvestment Rate (= Company 10 year average projected sales growth rate)	2.1%
e.	Reserve for Reinvestment	(458)
f.	Reserve for Taxes 37.5 % of Average Adjusted EBT	(1,514)
g.	Average Adjusted EBT Earnings [Section 5]	4,037

h.	Dividend capacity	2,065
i.	Dividend capacity capitalization rate	8.2%

j.	Gross valuation (h/i )	25,253

i.	Adjustments
	Adjust for Surplus Net Worth	5,569

j.	Net valuation (Freely-marketable, controlling interest basis )	30,822

DISCOUNTED FUTURE EARNINGS

This method is used when the future earnings are expected to be significantly different than the historical earnings.  Earnings at the end of the tenth year are capitalized using the rates developed in Section 9.  The result is then discounted along with the ten years projected earnings using a discount rate which provides for normal industry growth and the additional risk inherent in the projections themselves.

DISCOUNT RATE

Capitalization rate [Section 9]	17.3%
Discount rate	19.6%
Company 10 year average revenue growth rate	2.1%

PROJECTIONS	($000)

Following are the projected earnings for the company:	Months to end of 1st period:	11

Year Ending	Revenue Growth	Projected Revenue	Margin	Projected Earnings	Present Value Factor	Present Value
Nov-2005	0.7%	55,718	4.4%	2,464	0.849	2,092
Nov-2006	0.6%	56,036	4.8%	2,717	0.710	1,929
Nov-2007	1.3%	56,783	5.1%	2,878	0.593	1,707
Nov-2008	2.6%	58,251	5.5%	3,231	0.496	1,603
Nov-2009	4.0%	60,590	5.8%	3,488	0.415	1,448
Nov-2010	2.3%	61,984	5.8%	3,595	0.347	1,247
Nov-2011	2.3%	63,409	5.8%	3,678	0.290	1,067
Nov-2012	2.3%	64,868	5.8%	3,762	0.242	910
Nov-2013	2.3%	66,360	5.8%	3,849	0.203	781
Nov-2014	2.3%	67,886	5.8%	3,937	0.169	665
Terminal Value =last period earnings x (1+growth) / cap rate				23,283	0.169	3,935

CALCULATION OF VALUE

a.	Discount rate Combined Market Data [Section 9]	19.6%

b.	Present value of future earnings	17,384
	Adjusted earnings basis is control EBITDA, earnings before interest and depreciation and taxes.

c.	Adjustments
	Adjust for Surplus Net Worth	5,569

d.	Net valuation (Freely-marketable, controlling interest basis)	22,953

DISCOUNTED FUTURE CASH FLOW

This method is often used when the future cash flows are expected to be significantly different than the historical cash flows.  Cash flows at the end of the tenth year are capitalized using the rates developed in Section 10.  The result is then discounted along with the ten years projected cash flows using a discount rate which provides for normal industry growth and the risk inherent in the projections themselves.

DISCOUNT RATE

Cash flow capitalization rate Buildup CAPM [Section 9]	17.0%
Company long term growth rate (= industry LT rate)	2.3%
Projection risk	0.0%
Discount rate	19.3%
Company 10 year average projected growth rate	2.1%

PROJECTIONS	($000)

Following are the projected earnings for the company:	Months to end of 1st period:	11

Year Ending	Revenue Growth	Projected Revenue	Margin	Projected Cash Flow	Present Value Factor	Present Value
Nov-2005	0.7%	55,718	3.5%	1,966	0.851	1,673
Nov-2006	0.6%	56,036	3.7%	2,078	0.713	1,481
Nov-2007	1.3%	56,783	3.8%	2,141	0.598	1,281
Nov-2008	2.6%	58,251	4.1%	2,373	0.501	1,189
Nov-2009	4.0%	60,590	4.2%	2,558	0.420	1,074
Nov-2010	2.3%	61,984	4.2%	2,603	0.352	916
Nov-2011	2.3%	63,409	4.2%	2,663	0.295	786
Nov-2012	2.3%	64,868	4.2%	2,724	0.247	673
Nov-2013	2.3%	66,360	4.2%	2,787	0.207	577
Nov-2014	2.3%	67,886	4.2%	2,851	0.174	496
Terminal Value =last period CF x (1+growth) / cap rate				17,158	0.174	2,985

CALCULATION OF VALUE

a.	Discount rate	Buildup CAPM		19.3%

b.	Present value of future cash flow	(Freely-marketable, minority interest basis)		13,132
	(Based on after-tax cash flow)

c.	Adjustments
	Adjust for Surplus Net Worth			5,569
	Adjust for controlling interest *		12.2%	1,599

d.	Net valuation	(Freely-marketable, controlling interest basis)		20,300

*              To adjust from minority interest basis to controlling interest basis

CAPITALIZATION OF GROSS REVENUES

This method provides a way to value the revenue generated by the business, without direct reference to its earnings.  The multiplier is usually developed by reference to known market transactions or to public stock price to sales multiples, with some adjustment for the specific circumstances of the Company and its earning power.

			($000)
a.	Average gross revenues [Section 5]		55,525

b.	Revenue multiplier [Section 9]	Combined Market Data	0.450

c.	Gross valuation (a*b)		24,986

d.	Adjustments
	Adjust for Surplus Net Worth		5,569

e.	Net valuation	(Freely-marketable, controlling interest basis)	30,555

GOODWILL/SELLERS DISCRETIONARY CASH

This method relies on data from sales of closely held companies as reported by business brokers. The multiplier is applied to the total cash to the seller, including compensation.  Tangible Net Worth is added to the result to arrive at the value of Equity, including Goodwill.

			($000)
a.	Weighted Average Sellers Discretionary Cash		5,513

b.	Goodwill/Sellers Discretionary Cash multiplier [Section 9]	Combined Market Data	0.820

c.	Value of Goodwill (a*b)	(Marketable, controlling interest basis)	4,521

d.	Current Adjusted Net Worth [Section 6]		27,313

e.	Adjustments

f.	Net valuation	(Marketable, controlling interest basis)	31,834

GOODWILL/REVENUE

This method provides a way to value the revenue generated by the business, without reference to its earnings.  The multiplier is usually developed by reference to known market transactions or to public stock price to sales multiples, with some adjustment for the specific circumstances of the Company and its earning power.  This method gives the value of Goodwill, to which the  value of the Tangible Net Worth must be added, to arrive at the value of Equity.

			($000)
a.	Average gross revenues [Section 5]		55,525

b.	Goodwill/Revenue multiplier [Section 9]	Combined Market Data	0.160

c.	Value of Goodwill (a*b)	(Marketable, controlling interest basis)	8,884

d.	Current Adjusted Net Worth [Section 6]		27,313

e.	Adjustments

f.	Net valuation	(Marketable, controlling interest basis)	36,197

11. ADJUSTMENTS TO VALUE

ADJUSTMENT FOR CONTROL OR MINORITY INTEREST

When a valuation is based on multipliers, discount rates, or capitalization rates obtained from public stock prices, the result is a value for a freely marketable, minority interest.  In order to determine the value of the Company on a control basis, it is then necessary to add a control adjustment.

According to “Valuing a Business”, second edition by Shannon P. Pratt, the value of control depends on the ability to exercise any or all of a variety of rights typically associated with control.  Consequently, if control is an issue in the valuation, the analyst should assess the extent to which the various elements of control do or do not exist in the particular situation and consider the impact of each element on the value of control.  Following is a checklist of some of the more common perogatives of control:

1.	Elect directors and support management.
2.	Determine management compensation and perquisites.
3.	Set policy and change the course of business.
4.	Acquire or liquidate assets.
5.	Select people with whom to do business and award contracts.
6.	Make acquisitions.
7.	Liquidate, dissolve, sell-out, or recapitalize the company.
8.	Sell or acquire treasury shares.
9.	Register the Company’s stock for a public offering.
10.	Declare and pay dividends.
11.	Change the articles of incorporation or bylaws.

From the above list, it is apparent that the owner of a controlling interest in an enterprise enjoys some very valuable rights vis-a-vis a minority shareholder.  However, there are many factors that may limit the perogatives associated with control such as contractual restrictions, effects of regulation, financial condition of the business, effect of state statutes, and effect of distribution of ownership.

A means of quantifying control adjustments is to compare the price at which the stock of an acquired company traded in the public market at some point in time prior to the announcement of the offer with the transaction price.  The difference, figured as a percentage of the minority interest (publicly traded) price, is the control adjustment.  The source used for this valuation was the Mergerstat transaction database, which listed 8 transactions in the same industry group as the Company.  These transactions indicated a control adjustment of 12.2%.

12. CASH FLOW COVERAGE

The following calculations confirm whether a sale of the business at the net value can be justified by the cash flow of the business, assuming that the business was sold on realistic terms.    This analysis considers whether the value is realistic from the point of view of a willing buyer.

		($000)
Value of Operations, 100% ownership interest		$27,160
Down Payment on Purchase	30.0%	8,148
Balance to Pay, above existing debt		$19,012
Interest Rate on new Purchase Debt		7.0%
Years to Pay		15
Annual Debt Service on Balance to Pay
(Interest and Principal, one annual payment)		$2,087

AMORTIZATION OF PURCHASE DEBT

($000)	Nov-2005	Nov-2006	Nov-2007	Nov-2008	Nov-2009
Beginning Balance	19,012	18,255	17,446	16,580	15,653
Interest	1,331	1,278	1,221	1,161	1,096
Principal	757	810	866	927	992
Ending Balance	18,255	17,446	16,580	15,653	14,661

CASH ON CASH RETURN ON DOWN PAYMENT				10 yr IRR*	6.3%
Projected Cash Flow after Tax	1,966	2,078	2,141	2,373	2,558
Tax Benefit, Purchase Interest	499	479	458	435	411
Purchase Payments	(2,087)	(2,087)	(2,087)	(2,087)	(2,087)

Cash Flow after Purchase	378	470	512	721	882
Cash Return on Down Payment	4.6%	5.8%	6.3%	8.8%	10.8%
Debt/Equity including purchase debt	0.7	0.7	0.7	0.7	0.6
Loan/Cash Flow	9.7	8.8	8.1	7.0	6.1
Net Cash after Purchase	3,681	4,150	4,662	5,383	6,265

Generally, a Cash Return on Down Payment in the range of 20-30% is considered satisfactory, although under some circumstances a higher or lower return might be appropriate.  At the same time, the Debt/Equity ratio should be within a realistic range for bank financing, usually less than 2 to 2.5.  Finally, the ratio Loan to Cash Flow after Tax should generally not exceed 4.0.  Conditions outside these ranges will generally require seller financing.

*                 IRR assumes 5 x cash flow resale at end of 10th year.

13. CERTIFICATION

We certify that, to the best of our knowledge and belief:

•                  the statements of fact contained in this report are true and  correct.

•                  the reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, impartial, unbiased professional analyses, opinions, and conclusions.

•                  we have no present or prospective interest in or bias with respect to the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.

•                  our compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.

•                  our analyses, opinions, and conclusions were developed, and this report has been prepared in conformity with the Uniform Standards of Professional Appraisal Practice of The Appraisal Foundation.  We have also attempted to comply with the standards of the American Society of Appraisers, the National Assocation of Certified Valuation Analysts, the Institute of Business Appraisers, and the American Institute of Certified Public Accountants.

•                  No one provided significant professional assistance to the person signing this report, except as may be noted below or elsewhere in this report.

This report was prepared under the direction of Hans Schroeder.

Business Equity Appraisal Reports, Inc.
December 29, 2004

14. SOURCES OF INFORMATION

In the course of this study, the following documents and materials were considered:

Financial statements from 10-K reports for November 30, 2000-2003.

Preliminary financial statements from management for November 30, 2004, as of 12/28/04

Site visit conducted by Hans Schroeder of Business Equity Appraisal Reports, Inc., May, 2004

Teleconference with Patrick Dirk, CEO, Dennis Fairchild, CFO, and others, 12/28/04

S & P Compustat database, with financial information and market pricing data for over 10,000 public companies.

Statement Studies, Risk Management Associates - summary statistics on more than 600 industries,

based on approximately 80,000 financial statements submitted by commercial banks.

Ibbotson Stock, Bonds, Bills and Inflation

Mergerstat summary of control premiums in public acquisitions

Economic Research Institute salary and compensation database

Federal Reserve Bank, Monthly Summary of Economic Activity

Done Deals Database from The M&A Group, describing sales of closely held companies with sales prices typically in the range of $1 million to $100 million.

Pratts Stats Database, describing sales of closely held companies of all sizes.

Mergerstat database of public acquisitions

15. REVENUE RULING 59-60

This valuation was conducted under guidelines established by the Treasury Department and the Internal Revenue Service in its determination of fair market values of closely held business enterprises for income tax, estate tax, gift tax, and other related purposes.  The Internal Revenue Code, Section 2031(b), specifies that the value of stocks and securities of corporations not listed on an exchange or freely traded “...shall be determined by taking into consideration, in addition to all other factors, the value of stock or securities of corporations engaged in the same or similar line of business which are listed on an exchange.”

The basic rules for tax-related valuations were laid down in Revenue Ruling 59-60 issued by the Internal Revenue Service in March 1959.  In Revenue Ruling 65-193 the Treasury Department extended the use of Revenue Ruling 59-60 to include the determination of fair market value of closely held businesses for income and other tax purposes.  These rulings have been widely adopted as the primary authority for determination of fair market value of a business enterprise in virtually all valuation situations.

The rulings define “fair market value” as follows:

“...the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts.”

Court decisions frequently state, in addition, that the hypothetical buyer and seller are assumed to be able and willing to trade and be well informed about the property and concerning the market for such property.

This definition is widely accepted and used in courts of law and in tax literature and is the most widely used approach in valuing closely held securities.  It is the basic definition upon which we rely in determining the fair market value of a Company’s stock.

Revenue Ruling 59-60 requires that the following factors be considered:

1                  The history of the Company and the nature of the business.

2                  General economic outlook and the outlook of the particular industry.

3                  Book value of the stock and the financial condition of the business.

4                  Earnings capacity of the Company.

5                  Dividend paying capacity.

6                  Whether the enterprise has goodwill or other intangible value.

7                  Sales of stock and the size of the block to be valued.

8                  Market prices of stock of other comparable companies traded on exchanges.

These eight factors are fundamental to any appraisal of closely held securities.  They are not, however, all-inclusive.  All other factors relevant to the subject valuation must also be considered.  Specifically, an Appraiser must consider comparability of accounting methods and discounts to fair market value determinants.

16. ECONOMIC CONDITIONS AND OUTLOOK

The trend of regional, national and international economies are relevant to all business valuations.  The risks inherent in a particular investment must be viewed in conjunction with the present and future economic outlook.  In particular, risk factors such as growth trend, growth potential, fee schedule, and collections, among others, are all tied to the present and future economic outlook.

U. S. Economic Conditions and Outlook as of 11/22/04

Prepared at the Federal Reserve Bank of Dallas and based on information collected before November 22, 2004. This document summarizes comments received from businesses and other contacts outside the Federal Reserve and is not a commentary on the views of Federal Reserve officials.

Reports from the twelve Federal Reserve Districts generally paint a picture of continued economic growth from mid-October to mid-November, with a number of areas improving. Eleven Districts reported expanding economic activity, with New York, Philadelphia, Atlanta, and Dallas noting  a pickup in the pace of expansion since their last reports. Minneapolis indicated that the expansion in that District was broad-based, and San Francisco described the region’s activity as solid. The Richmond, Chicago, and Kansas City Districts saw moderate gains in economic activity while  St. Louis viewed the gains there as modest. Only the Cleveland District reported little change in economic activity.

Overall consumer spending was uneven since the last Beige Book, with only a few Districts reporting stronger retail sales and many noting mixed, flat or slower sales. Automobile sales were flat to down across most Districts, and several Districts reported higher dealer inventories than desired. In contrast, manufacturing and service sector activity increased across the country. Residential real estate activity generally remained at high levels, but continued to show signs of cooling in a number of Districts. Nonresidential activity, while still sluggish in many areas, appeared to be turning the corner in several Districts. In credit markets, business lending was strengthening, but the pace of consumer and mortgage lending was mixed across the country. Contacts in the securities industry reported increased inflows into stock mutual funds and noted a pickup of stock issuance and merger-related activity. Many agricultural producers across the country said they were looking forward to large or record crop production. Energy-related activities remained strong.

Consumer Spending

Consumer spending was uneven from mid-October to mid-November. Retail sales increased in the Atlanta, Kansas City, Minneapolis and Philadelphia Districts and were “solid” in the San Francisco District. Sales were mixed in the Boston and Dallas Districts but were sluggish or lower in the Chicago, New York, Richmond, and St. Louis Districts. Retailers in the Dallas, Kansas City and New York Districts reported that demand for premium merchandise has been noticeably stronger than that for lower-priced lines, with some contacts suggesting that lower-income households might have been more greatly affected by high energy prices.  Inventories appear to be in line with sales, with only the Boston District reporting that retail inventory levels were up slightly.

Automobile sales were flat to down across most Districts. The Chicago, Cleveland, Dallas, Kansas City and San Francisco Districts reported that dealer inventories were higher than desired.

Manufacturing

Manufacturing activity increased across the country. Nine Districts reported a pickup in production, with only the Cleveland, Richmond, and San Francisco Districts noting that activity was unchanged or expanding more slowly than was reported in the last Beige Book. Overseas competition continued to weigh on several industries, but a number of reports noted increased capital investment and hiring. Manufacturers remained concerned about high energy prices and rising prices for other inputs.

Orders were strongest for chemicals, food, and products to supply the aerospace, agriculture, energy, medical, defense and construction industries. Both the Chicago and San Francisco Districts noted a pickup in bookings for machine tools. The Chicago and Cleveland Districts reported some slowing in domestic steel production, in part because of imports.  Furniture production weakened in the Boston, Philadelphia, and St. Louis Districts, but turned up in the Richmond District. Richmond also reported that the textile business was unseasonably slow, but demand for apparel and textile products was reported as “robust” in the San Francisco District and up from three months ago in the Dallas District.

Transportation manufacturing was mixed. The Chicago District reported new orders for heavy trucks were “at extremely strong levels,” with production constrained by shortages of engines and other parts. Slowing demand for automobiles and auto parts were seen in the Chicago, Cleveland, Philadelphia and St. Louis Districts. At the same time, the Atlanta District reported a recent announcement of additional auto parts manufacturing plants.

Conditions in the high-tech sector also were mixed. The Boston District reported a considerable softening of orders for semiconductors and related equipment in the third quarter. In the San Francisco District, sales and orders were unchanged for semiconductors and other high-tech products, which led to rising chip inventories and a slight drop in capacity utilization. In contrast, the Dallas District noted continued growth in production and orders for high-tech products.

Services

Service sector activity was strong or increasing among the Districts reporting on that sector. Tourism activity was slightly improved across much of the nation. Demand for workers at temporary employment agencies picked up in the Boston, Chicago, Dallas, Richmond and New York Districts.  Shortages of temporary workers were reported in the Boston and New York Districts, and the Boston, Chicago, and Dallas Districts reported an increase in the number of temporary workers obtaining more permanent positions. Business activity sped up at software and information technology services firms in the Boston District, while demand for legal and accounting services was reported as strong in the Dallas District.

Demand for transportation services was reported as robust. Shipping firms in the Cleveland and Richmond Districts increased rates to offset higher fuel costs. Seaports in the San Francisco District continued to handle very high volumes, with delays developing at some ports. Prices for ground and sea transport were rising in response to bottlenecks.

Construction and Real Estate

Residential real estate activity was still robust in late October and early November, although some signs of cooling were noted by the Atlanta, Chicago, Cleveland, Dallas, Kansas City, Richmond and San Francisco Districts.

Commercial real estate markets remained weak, with high vacancies and low — even falling — rents. Nevertheless, several Districts noted that levels of excess capacity continued to ebb. Districts reported that nonresidential construction continues to be at low levels. However, leasing activity was up in the Dallas and Richmond Districts. The Atlanta and Minneapolis Districts noted lower commercial vacancy rates, and San Francisco District contacts indicated that office and industrial vacancy  rates were edging down. In contrast, the New York District reported weakening in commercial markets, where strong leasing activity was outpaced by an increased availability of space.

Banking and Finance

Overall lending activity was mixed, and credit quality remained good across the nation in the past few weeks. Business lending firmed in a number of areas, but residential mortgage lending and refinancing activity softened further. Lending overall increased in the Philadelphia and Richmond Districts, slowed slightly in the New York District, and was “well below expectations” in the Chicago District. The Kansas City and San Francisco Districts reported little change in loan demand, with the latter District noting that loan demand was “solid.” Deposit growth picked up in the Cleveland, Dallas and New York Districts, with no reports of changes elsewhere.

Demand for commercial loans strengthened in many Districts, but the Atlanta District noted that commercial loan demand remained at low levels overall.

Reports on consumer lending were more mixed. Chicago and Philadelphia District bankers said demand increased slightly for household loans, with notable gains in home equity lending in the Philadelphia District.  Consumer loan demand continued to be strong in the Atlanta District, and was “steady” in the Cleveland District. On the other hand, lending declined in the Kansas City and New York Districts.

Residential lending was also uneven across the country. Demand for mortgages slowed in the Dallas, New York, and San Francisco Districts, but picked up in the Chicago and Philadelphia Districts while remaining flat in the Kansas City and Richmond Districts. Refinancing activity slowed in the New York, Philadelphia, and San Francisco Districts and remained light in the Richmond District.

Overall credit quality remained unchanged or improved. Credit quality improved in the Chicago District, and continued to be good in the Atlanta, Cleveland, Philadelphia and San Francisco Districts. The Kansas City, New York and Richmond Districts reported little or no change in credit and/or lending standards.

The New York and Philadelphia Districts reported a noticeable pickup in the securities industry since the last Beige Book report. In the Philadelphia District, investment companies and stockbrokers have received strong cash inflows, and some securities firms are raising staffing levels. The New York District saw increased inflows into equity mutual funds, and the investment banking community reported a pickup in stock issuance and especially in merger and acquisition activity.

Agriculture and Natural Resources

Recent wet weather delayed field work in many areas, but large or record crop production is anticipated by farmers across much of the country.  Above-average quality and yields, especially for corn and soybeans, were reported by producers in the Richmond and Chicago Districts as well as in the Kansas City District, where agricultural lenders anticipate farm income to set record highs this year. The Minneapolis and St. Louis Districts also reported favorable yield and production estimates. A record cotton crop is anticipated in the Dallas District, and estimates of cotton production were revised up in the Atlanta District. The hurricanes seriously affected production of several Florida crops.

In the Chicago District, livestock producers were benefiting from lower feed costs. The Dallas District reported strong demand for calves and feeder cattle. Ranchers in the Kansas City District remained reluctant to expand herds.

Energy activity remained strong, but the pace of growth was mixed. Oil field activity was up in the Minneapolis and Dallas Districts and at full capacity in the San Francisco District, but the Kansas City District reported a slight easing since the previous survey. Several oil and gas pipelines in the Gulf of Mexico remained off-line because of storm damage.

In the Kansas City District, “About half of the contacts continue to report constraints on drilling due to labor and equipment shortages.  Absent these constraints — which are expected to persist for at least another six months — contacts believe drilling could increase by 10 to 20 percent.” The Dallas District noted potential for continued expansion in oilfield equipment manufacturing, oilfield construction, shallow offshore drilling and some oilfield services, but also saw shortages of steel products in the oil patch.

Iron ore mines in the Minneapolis District were producing at capacity, with capital expansion under way. In addition, other mining companies were expanding and investing in capital equipment in Montana.

Prices

Increased cost pressures were reported by firms across the country, particularly for energy, transportation, food and petroleum-based products. While competition limited the ability of producers to pass higher costs forward, several Districts noted that some industries were successful in passing along cost increases. For example, the Chicago District reported that an increasing number of firms were able to pass higher input costs along to their business customers. The Boston District reported that customers had become more tolerant of price increases that were attributable to rising materials and energy costs.

Retailers have been less successful passing along cost increases than manufacturers, with most Districts reporting little change in retail prices. Contacts in the Boston and Chicago Districts posted some price increases at restaurants to offset higher food costs. Automobile dealers in several Districts have increased their use of rebates, promotions and sometimes substantial incentives. Makers of IT products in the San Francisco District reported additional price declines for some of their goods and services, including an acceleration of price declines for some types of semiconductors.

Continued cost increases for some building materials were reported in the Atlanta, Cleveland, Kansas City, Minneapolis, New York, Richmond and San Francisco Districts. Cement has been in short supply, and prices have risen for both concrete and cement. Steel prices also rose. While construction-related steel shortages eased in the Chicago and San Francisco Districts, there were reports of shortages of specialty steel in several Districts.

A slight cooling in the pace of home sales dampened home price increases in some markets. Home prices in the Dallas District softened further since the last Beige Book. The New York District reported that while housing demand remained strong, prices had leveled off in parts of New Jersey. A slight slowdown in home sales led to some moderation in home price appreciation in the San Francisco District. Home prices were up slightly in the Kansas City District and continued to rise at a steady pace in the Philadelphia District.

Solid U.S. production pushed down prices for corn, soybeans and cotton, but significant crop damage in Florida pushed up prices for tomatoes, peppers and other key Florida crops. Contacts in the Chicago District were concerned that higher fuel and fertilizer costs would partly offset gains in farm income.

Labor Markets

Labor markets continued to improve over the past few weeks, with numerous reports of hiring. The Atlanta, Chicago, Kansas City, Minneapolis and New York Districts reported increased hiring or improved labor markets.  Contacts in several Districts noted difficulty finding workers for specific occupations, such as accounting, construction and skilled professionals in the energy industry.

There continued to be little wage pressure in most Districts, although a few Districts noted that higher benefit costs are pushing up total compensation. Only the Chicago District reported that overall wages increased at a slightly faster pace. Temporary employment firms in the Boston and Dallas Districts expressed concerns about cost increases, particularly for medical, worker’s compensation and state unemployment insurance, and said they were attempting to pass these cost increases on to customers.

17. QUALIFICATIONS

BEAR is a national business valuation and financial consulting firm associated with over 500 CPA firms and other business valuation professionals, as well as with numerous business brokers and M&A intermediaries.   BEAR has been active in valuation of closely held businesses nationwide since 1987. BEAR both performs valuations for business owners, and provides data and computer support to other valuation professionals. Services to valuation professionals include retrieval and analysis of public company, industry, and stock market information; and computer processing to assist in the preparation of valuation reports. BEAR maintains a large library of valuation related databases and references and has participated in roughly 6,000 valuation assignments in more than 400 industries.

In addition to valuations of common equity, BEAR has participated in valuations of stock options, preferred stock, corporate notes, and limited partnership interests, and has also prepared a number of fairness opinions for SEC reporting purposes.  BEAR has a special interest in the valuation of technology and intellectual property, and has prepared hundreds of valuations of early-stage high-technology ventures. In addition, BEAR has performed nearly 400 valuations for SBA lenders in connection with sales and purchases of businesses nationwide.

Perhaps half of BEAR’s valuations are for estate or gift purposes, approximately 10% are for ESOPs, and the balance are primarily related to the purchase or sale of fractional interests or an entire business. Many of the purchase valuations are directly for SBA lenders.

Hans P. Schroeder

Hans is a cofounder and President of BEAR.  He has personally performed valuations of over five hundred businesses, and through BEAR, has provided analysis and consulting support for CPAs and other professionals in over 3,000 valuations.   He has performed valuations in a wide range of businesses involved in construction, manufacturing, wholesale, retail, financial services, transportation, and other services.

He has considerable experience in valuing technology and intellectual property, and the operations of high-tech businesses, and has been involved in many valuations of Silicon Valley companies for mergers, acquisitions, estates and gifts, ESOPs, restructuring and bankruptcies.  Particular high-tech industries include computer software, technical staffing, electronics distribution, and manufacturing of semiconductors, semiconductor equipment, modems, disk drives, terminals, input devices, circuit boards, and so on.

Issues in which he has consulted include: choices of appropriate valuation methods, determination of normal officer’s compensation, selection of capitalization and discount rates, preparation of financial projections, selection of guideline public companies, selection of minority and marketability discounts, and many others.   He is qualified as an expert witness in Superior Court in California.

He has recently completed the eighteenth in a series of studies of discounts applied to Family Limited Partnership interests, which indicated that discounts may run as low as 20% to as high as 70-80% in some cases.  A paper describing the first study and the  results was published in Trusts and Estates in

February, 1996. As part of the study, he prepared a database of trading information concerning syndicated limited partnerships which was the basis for the paper, and which is now being used by numerous appraisal firms nationwide, and the IRS.

He has taught courses in business valuation, financial analysis, and computer spreadsheet applications for the U.C. Berkeley Extension and the California Society of CPAs and has led valuation seminars for numerous organizations, including the Internal Revenue Service.  He has spoken on numerous occasions to sections of the American Society of Appraisers, local and state CPA groups, and local and national Business Brokerage groups.

Prior to forming BEAR, Hans was the founder and Chief Technical Officer of Financial Proformas, Inc.  With FPI, he developed software for commercial credit analysis which was sold to banks worldwide, twice putting FPI into Inc Magazine’s list of 100 fastest growing US companies. Hans was responsible for software development, installation, training and support.   FPI was eventually acquired by Moodys Data Services, a division of Dun & Bradstreet.

He has an SB from MIT and an SM in Quantitative Methods from the Sloan School of Industrial Management at MIT.

Publications:

“‘Microcomputer Consulting: Spreadsheet Applications”, text, California Society of CPAs, 1987.

“Too many CPAs are overpaying estate taxes”, Accounting Today, 5/22/95.

“The Market Pricing of Syndicated LPs and the Valuation of FLPs”, by Steve Kam, Hans Schroeder, and Curt Smith, Trusts & Estates, Feb 1996.

“Graphical Analysis of Market Data”, Business Valuation Review, 3/2003

Recent talks and speeches:

“A Technical Overview of the Limited Partnership Studies”, International Conference of the American Society of Appraisers, Houston, 6/97

“Limited Partnership Discounts and Databases”, San Francisco Business Valuation Roundtable, San Francisco, 6/98

“Approaches to Business Valuation”, Coldwell Banker Broker Education 9/99

“Valuation of High Tech Companies”, Entrepreneur - Chinese American Business Roundtable, Fremont, 1/2000

“Approaches to Business Valuation”, California Association of Business Brokers, 9/2001

“How to Value Your Start-up”, Silicon Valley Information Business Alliance , 8/2002

18. BUSINESS SALES TRANSACTIONS

Done Deals

In this analysis, we have drawn upon data describing actual sales of closely held businesses, as reported in the Done Deals database of business sale statistics, published by the M & A Network.  The information in the database has been collected from business brokers over a period of several years.  It reports certain basic financial data for each business sold, along with the sales price and the terms of sale.

For our purposes, the key factors in the data are:

•                  Sales Revenue

•                  Net Income after Tax

•                  Shareholder’s Equity

•                  Sales Price - the total amount paid for the business

From this information, we have then calculated several factors:

•                  Goodwill - this is the Sales Price minus Shareholder’s Equity

•                  Goodwill/Revenue - the relationship of Goodwill to Revenue

•                  Price/Revenue - total Sales Price divided by Revenue

•                  After Tax Net Income Cap Rate - Net Income after Tax divided by Price

•                  After Tax Net Income/Revenue

•                  Pre Tax Net Income Cap Rate - Net Income before Tax divided by Price Pre Tax Net Income is based on an assumed tax rate

•                  Pre Tax Net Income/Revenue

These factors were then compiled for each business in the database which is potentially relevant to this analysis.

The following exhibit shows the transactions which were applied in the analysis of this business.

M & A Network - Done Deals

Software Publishers / Computer and Office Equipment / Communications Equipment

All $ in 000s

	Seller’s Name	Deal Date	SIC	Type of Sale	Price	Share- holders’ Equity	Revenue	After Tax Net Income

	Database Lower Limit	Jan-95	3571	Asset	584	0	1,000	0
	Select - Lower Range	Feb-95	3577	Asset	4,400	0	1,000	0
	Select - Upper Range	Apr-2003	7372	Stock	153,500	86,000	134,400	9,600
	Database Upper Limit	Jan-2004	7372	Stock	2,322,400	500,000	2,600,000	130,000

	Avg				31,458	12,134	35,956	2,296
	Low				4,400	705	4,667	237
	Low Qtile				6,750	1,825	8,275	340
	Median				13,150	4,000	12,500	650
	High Qtile				25,825	9,525	48,625	2,350
	Max				153,500	86,000	134,400	9,600

1	LeFebure Division (IA) of De La Rue Cash Systems Inc. and De La Rue Systems Americas Corporation	Oct-98	3578	Asset	34,000	10,200	134,400	3,400
2	(CA)	Oct-2000	3577	Stock	153,500	86,000	92,400	8,400
3	(RI)	Apr-2000	3577	Stock	88,650	19,000	57,700	9,600
4	Schleicher & Co., International AG (Germany)	Apr-2003	3579	Asset	12,800	5,600	45,600	356
5	Network Software Associates, Inc.	Jul-97	7372	Stock	23,100	9,300	39,300	2,000
6	RJS, Incorporated	Mar-96	3577	Asset	11,200	2,400	12,800	750
7	(CA)	Aug-99	3577	Stock	13,500	3,200	12,200	1,300
8	Arkansas Systems Inc. (AR)	Dec-98	7372	Stock	18,200	4,800	11,400	244
9	Robert T.Smyth, Larry D. Smyth and William Smyth, principal stockholders	May-97	7372	Asset	4,400	1,300	8,400	291
10	Mesa Ridge Technologies, Inc. (CA) and shareholders Nancy Rubenstein, Ed Romascan, Paul Smith, John Dickerson and Bruce Schoenleber	Oct-2000	3577	Stock	6,600	705	7,900	423
11	Cambridge Technology, Inc. (MA)	Feb-95	3577	Asset	4,750	1,100	4,700	549
12	Vercom Software, Inc. (TX)	Jun-99	7372	Stock	6,800	2,000	4,667	237

		30.0% = Tax Rate						Pre Tax
	Seller’s	Estimated		SH Equity/	Price/	Goodwill/	Price/	EBT	EBT/	EBT/
	Name	PreTax Inc	Goodwill	Revenue	Revenue	Revenue	Equity	Cap Rate	Revenue	Equity

	Database Lower Limit	(1,214,286)	(53,800)	-1157.9%	0.1	(5.7)	0.0	-4065.9%	-1705.1%	-6211.2%
	Select - Lower Range	339	3,100	7.6%	0.3	0.2	0.0	1.9%	1.1%	7.3%
	Select - Upper Range	13,714	69,650	93.1%	2.0	1.2	10.0	30.0%	23.8%	85.7%
	Database Upper Limit	185,714	1,822,400	659.8%	2.0	22.9	10.0	30.0%	103.9%	8163.3%

	Avg	3,280	19,325	28.9%	1.0	0.7	4.0	9.9%	9.3%	40.8%
	Low	339	3,100	7.6%	0.3	0.2	1.8	1.9%	1.1%	7.3%
	Low Qtile	485	5,621	14.7%	0.6	0.4	3.1	7.1%	4.6%	16.2%
	Median	928	9,550	23.5%	0.9	0.7	3.6	9.5%	7.5%	38.3%
	High Qtile	3,357	16,300	35.2%	1.5	0.9	4.4	13.9%	13.5%	61.4%
	Max	13,714	69,650	93.1%	1.7	1.2	9.4	16.5%	23.8%	85.7%

1	LeFebure Division (IA) of De La Rue Cash Systems Inc. and De La Rue Systems Americas Corporation	4,857	23,800	7.6%	0.3	0.2	3.3	14.3%	3.6%	47.6%
2	(CA)	12,000	67,500	93.1%	1.7	0.7	1.8	7.8%	13.0%	14.0%
3	(RI)	13,714	69,650	32.9%	1.5	1.2	4.7	15.5%	23.8%	72.2%
4	Schleicher & Co., International AG (Germany)	509	7,200	12.3%	0.3	0.2	2.3	4.0%	1.1%	9.1%
5	Network Software Associates, Inc.	2,857	13,800	23.7%	0.6	0.4	2.5	12.4%	7.3%	30.7%
6	RJS, Incorporated	1,071	8,800	18.8%	0.9	0.7	4.7	9.6%	8.4%	44.6%
7	(CA)	1,857	10,300	26.2%	1.1	0.8	4.2	13.8%	15.2%	58.0%
8	Arkansas Systems Inc. (AR)	349	13,400	42.1%	1.6	1.2	3.8	1.9%	3.1%	7.3%
9	Robert T.Smyth, Larry D. Smyth and William Smyth, principal stockholders	416	3,100	15.5%	0.5	0.4	3.4	9.4%	4.9%	32.0%
10	Mesa Ridge Technologies, Inc. (CA) and shareholders Nancy Rubenstein, Ed Romascan, Paul Smith, John Dickerson and Bruce Schoenleber	604	5,895	8.9%	0.8	0.7	9.4	9.2%	7.6%	85.7%
11	Cambridge Technology, Inc. (MA)	784	3,650	23.4%	1.0	0.8	4.3	16.5%	16.7%	71.3%
12	Vercom Software, Inc. (TX)	339	4,800	42.9%	1.5	1.0	3.4	5.0%	7.3%	17.0%

M & A Network - Done Deals

Description of Business Activities

1	LeFebure Division (IA) of De La Rue Cash Systems Inc. and De La Rue Systems	Manufacture, distribution and service of SECURITY EQUIPMENT for financial institutions, in Cedar Rapids, IA
2	Splash Technology Holdings, Inc. (CA)	Sunnyvale, CA producer of COLOR SERVERS that transform printing engines into networked printers
3	Comtec Information Systems, Inc. (RI)	Design, marketing and manufacture of data processing, automatic identification, and printing systems, based in Warwick, RI
4	Schleicher & Co., International AG (Germany)	Manufacture and distribution of DATA SHREDDERS, HQ’d in Markdorf, Germany with subsidiaries in Austria, the Czech Republic, China, England, France, India and the USA
5	Network Software Associates, Inc.	Privately-held company specializing in the development, marketing and support of PC-to-Host connectivity SOFTWARE SOLUTIONS
6	RJS, Incorporated	Mfr. of HIGH-SPEED BAR CODE PRINTERS, verifying printing systems and bar code verifiers
7	Connector Resources Unlimited, Inc. (CA)	Designs, develops, and markets COMPUTER PERIPHERAL PRODUCTS principally in North America
8	Arkansas Systems Inc. (AR)	Produces computer software for comprehensive ELECTRONIC PAYMENT AND TRANSACTION DELIVERY SYSTEMS, in Little Rock, AR
9	Smyth Systems, Inc. (OH) and Robert T.Smyth, Larry D. Smyth and William Smyth, principal stockholders

POINT-OF-SALE SYSTEMS installation and service systems integration including hardware and proprietary software products for country clubs, golf courses, resorts, and sporting goods and museum specialty retailers, headquartered in Canton, OH

10	Mesa Ridge Technologies, Inc. (CA) and shareholders Nancy Rubenstein, Ed Romascan, Paul Smith, John Dickerson and Bruce Schoenleber	Provides the music, video and satellite communications industries with connectivity products
11	Cambridge Technology, Inc. (MA)	Privately owned company engaged in R&D and mfr. of OPTICAL SCANNERS and microplate medical instruments
12	Vercom Software, Inc. (TX)	Developer of the Primac software system products, the premier suite of supply chain management and enterprise-wide SOFTWARE PRODUCTS FOR THE PRINTING INDUSTRY

Pratt’s Stats

We have used data from the Pratt’s Stats database, which contains records of sales of businesses similar to the subject of this valuation.

For our purposes, the key factors in the data are:

•                  Sales Revenue

•                  Earnings before Tax (EBT)

•                  Earnings before Interest, Tax and Depreciation (EBITDA)

•                  Equity Sales Price

From this data, we have calculated the following ratios:

•                  MVIC = Market Value of Invested Capital = Equity Price + Debt

•                  Return on sales, EBITDA/Revenue

•                  Price/Sales

•                  EBT Capitalization Rate

•                  EBITDA Capitalization Rate (MVIC / EBITDA)

•                  Goodwill/SDCF (SDCF = EBITDA plus estimated normal owner’s comp)

•                  Goodwill/Revenue

•                  SDCF/Revenue

These factors were then compiled for each business in the database which is potentially relevant to this analysis.

The following exhibit shows the transactions which were applied in the analysis of this business.

PRATTS STATS

Software Publishers / Computer and Office Equipment / Communications Equipment / Ink and Toner

All $ in 000s

										Est
		Transaction			Net	Noncash	Operating	Interest	Net	Normal
Row	CompanyName	Dates	SIC	State	Sales	Charges	Profit	Expense	Income	Comp
	Minimum				4,041	0	397	0	400	134
	Low Quartile				13,579	111	2,228	0	1,102	199
	Median				39,280	299	5,366	0	2,031	298
	High Quartile				77,751	5,994	8,887	42	5,366	397
	Maximum				288,510	8,924	41,444	1,770	33,569	716

1	Remedy(R) Division of Peregrine Systems, Inc.	Dec-2003	7372	0	288,510	8,924	41,444	0	33,569	716
2	Poly-Scientific Division	Sep-2003	3669	0	132,400	5,994	11,825	0	7,544	501
3	ADC Mersum Oy	Oct-2001	3669	0	77,751	8,017	8,887	1,770	1,102	397
4	Lewan & Associates, Inc.	Jul-99	3579	CO	70,917	3,481	5,525	46	3,522	381
5	Network Software Associates Inc.	Aug-97	7372	CA	39,280	0	2,891	0	2,031	298
6	Lucent Computer Telephony Group (a business unit of Octel)	Dec-98	3661	0	30,842	0	5,366	0	5,366	271
7	InCirt Technology of The Cerplex Group	May-96	3571	0	13,579	163	1,045	0	626	199
8	Connector Resources Unlimited, Inc.	Aug-99	3577	CA	12,158	111	2,228	42	1,337	191
9	Infotech Solutions Corporation	Oct-2002	7372	0	4,041	299	397	0	400	134

				Total	Liabilities	Estimated	Indicated	Selling	Invested	Estimated	Type
Row	EBT	EBITDA	SDCF	Assets	Assumed	Debt	Net Worth	Price	Capital	Goodwill	Sale
Minimum	400	699	833	1,792	0	0	1,037	3,500	3,500	2,463
Low Qtile	1,072	2,325	2,517	7,773	0	0	3,167	13,500	13,966	10,333
Median	2,984	5,366	5,637	19,096	0	0	10,152	28,892	28,892	16,629
High Qtile	5,660	10,859	11,256	87,915	0	466	33,471	54,600	69,767	41,292
Maximum	48,186	57,110	57,826	337,619	1,656	19,667	243,029	355,000	355,000	111,971

1	48,186	57,110	57,826	337,619	0	0	243,029	355,000	355,000	111,971	Asset
2	11,901	17,895	18,396	109,632	0	0	83,920	158,000	158,000	74,080	Asset
3	1,072	10,859	11,256	87,915	0	19,667	33,471	50,100	69,767	16,629	Stock
4	5,660	9,187	9,568	25,534	0	513	13,308	54,600	55,113	41,292	Stock
5	2,984	2,984	3,282	19,096	0	0	10,152	23,716	23,716	13,564	Stock
6	5,366	5,366	5,637	8,634	1,656	0	6,605	28,892	28,892	22,287	Asset
7	1,047	1,210	1,409	7,773	0	0	2,046	5,300	5,300	3,254	Asset
8	2,172	2,325	2,517	4,799	0	466	3,167	13,500	13,966	10,333	Stock
9	400	699	833	1,792	0	0	1,037	3,500	3,500	2,463	Asset

					Equity	Equity	Equity	Equity	Invested
	NI/	EBT/	EBITDA/	SDCF/	Price/	Price/	Price/	Price/	Capital/	Goodwill/	Goodwill/	Capitalization Rates
Row	Rev	Rev	Rev	Rev	Rev	NI	EBT	Net Worth	EBITDA	SDCF	Revenue	NI	EBT	EBITDA
Minimum	1.4%	1.4%	7.6%	8.4%	0.39	5.38	5.06	1.46	4.38	1.48	0.21	2.2%	2.1%	11.3%
Low Qtile	5.0%	7.7%	13.0%	13.5%	0.64	8.74	6.22	1.88	5.38	2.31	0.35	6.5%	10.4%	15.6%
Median	5.7%	9.0%	14.0%	14.5%	0.87	10.58	7.95	2.59	6.01	3.95	0.56	9.5%	12.6%	16.7%
High Qtile	11.0%	16.7%	17.4%	20.0%	1.11	15.50	9.65	4.10	6.42	4.11	0.61	11.4%	16.1%	18.6%
Maximum	17.4%	17.9%	19.8%	20.7%	1.23	45.46	46.74	4.37	8.83	4.32	0.85	18.6%	19.7%	22.8%

1	11.6%	16.7%	19.8%	20.0%	1.23	10.58	7.37	1.46	6.22	1.94	0.39	9.5%	13.6%	16.1%
2	5.7%	9.0%	13.5%	13.9%	1.19	20.94	13.28	1.88	8.83	4.03	0.56	4.8%	7.5%	11.3%
3	1.4%	1.4%	14.0%	14.5%	0.64	45.46	46.74	1.50	6.42	1.48	0.21	2.2%	2.1%	15.6%
4	5.0%	8.0%	13.0%	13.5%	0.77	15.50	9.65	4.10	6.00	4.32	0.58	6.5%	10.4%	16.7%
5	5.2%	7.6%	7.6%	8.4%	0.60	11.68	7.95	2.34	7.95	4.13	0.35	8.6%	12.6%	12.6%
6	17.4%	17.4%	17.4%	18.3%	0.94	5.38	5.38	4.37	5.38	3.95	0.72	18.6%	18.6%	18.6%
7	4.6%	7.7%	8.9%	10.4%	0.39	8.47	5.06	2.59	4.38	2.31	0.24	11.8%	19.7%	22.8%
8	11.0%	17.9%	19.1%	20.7%	1.11	10.10	6.22	4.26	6.01	4.11	0.85	9.9%	16.1%	16.7%
9	9.9%	9.9%	17.3%	20.6%	0.87	8.74	8.74	3.37	5.00	2.96	0.61	11.4%	11.4%	20.0%

Company Name		Description of Business

1	Remedy(R) Division of Peregrine Systems, Inc.	Develops, Markets and Supports Rapidly Deployable and Highly Adaptable Software Products and Solutions that Simplify Service-Intensive Business Processes.

2	Poly-Scientific Division	Manufactures Motion Control and Data Transmission Devices

3	ADC Mersum Oy	Manufactures Components for the Communications Industry in Finland

4	Lewan & Associates, Inc.	Sells, Leases, Services, and Provides Training of Office Automation Equipment

5	Network Software Associates Inc.	Software Developer

6	Lucent Computer Telephony Group (a business unit of Octel)	Manufactures Products that Connect Personal Computers and Local Area Networks with Telephone Networks

7	InCirt Technology of The Cerplex Group	Electronic Manufacturing and Assembly

8	Connector Resources Unlimited, Inc.	Design, Develop, and Market Computer Peripheral Products

9	Infotech Solutions Corporation	Develops a Transaction-Based Billing and Management Information Software System

Mergerstat

We have used data from the Mergerstat database, which contains records of sales of businesses similar to the subject of this valuation.    The Mergerstat database reports sales of larger businesses, including sales of international companies.

For our purposes, the key factors in the data are:

•                    Sales Revenue

•                    Earnings before Tax

•                    Earnings before Interest, Tax and Depreciation (EBITDA)

•                    Net Worth

•                    Equity Sales Price

From this data, we have calculated the following ratios:

•                    MVIC = Market Value of Invested Capital = Equity Price + Debt

•                    Return on sales, EBITDA/Revenue

•                    Price/Sales

•                    EBT Capitalization Rate

•                    EBITDA Capitalization Rate (MVIC / EBITDA)

•                    Goodwill/SDCF (SDCF = EBITDA plus estimated normal owner’s comp)

•                    Goodwill/Revenue

•                    SDCF/Revenue

These factors were then compiled for each business in the database which is potentially relevant to this analysis.

The following exhibit shows the transactions which were applied in the analysis of this business.

MERGERSTAT TRANSACTIONS

Software Publishers / Computer and Office Equipment / Communications Equipment

All $ in 000s

						Est
		Transaction			Net	Normal			Estimated	Net
Row	CompanyName	Dates	SIC	Exchange	Sales	Comp	SDCF	EBITDA	EBT	Income
	Minimum				32,905	278	2,736	2,458	486	340
	Low Quartile				81,986	405	9,868	9,463	3,273	2,291
	Median				121,915	482	12,467	11,985	4,198	2,939
	High Quartile				248,414	666	17,370	16,645	6,502	4,551
	Maximum				597,920	1,011	81,941	80,930	6,871	4,810

1	BancTec Inc	Jul-99	3579	New York	597,920	1,011	81,941	80,930	6,871	4,810
2	Nisca Corp	Nov-2000	3577	Tokyo	322,906	755	16,420	15,665	6,764	4,735
3	SPX Corp (Inrange Technologies	May-2003	3663	NASDAQ	223,584	636	20,222	19,586	4,144	2,901
4	QMS Inc	Jul-99	3577	New York	142,240	518	11,888	11,370	657	460
5	Labtec Inc	Mar-2001	7372	NASDAQ	101,590	446	13,046	12,600	4,171	2,920
6	Hello Direct Inc	Nov-2000	3661	NASDAQ	88,560	420	10,880	10,460	6,414	4,490
7	Datron System Inc	Sep-2001	3663	NASDAQ	62,262	361	6,832	6,471	4,224	2,957
8	Checkmate Electronics Inc	Jun-98	3577	NASDAQ	32,905	278	2,736	2,458	486	340

	Estimated	Indicated	Invested	Selling	Estimated	SDCF/	EBITDA/	EBT/	NI/	Type
Row	Debt	Net Worth	Capital	Price	Goodwill	Rev	Rev	Rev	Rev	Sale
Minimum	12,208	25,330	43,360	41,582	9,128	5.1%	4.9%	0.5%	0.3%
Low Qtile	15,844	31,697	70,880	60,972	15,454	8.3%	7.9%	1.4%	1.0%
Median	51,256	42,683	87,813	77,737	30,848	10.0%	9.6%	2.0%	1.4%
High Qtile	58,595	82,253	121,680	112,591	55,813	12.4%	12.0%	4.8%	3.3%
Maximum	377,486	139,010	516,496	360,246	221,236	13.7%	13.5%	7.2%	5.1%

1	377,486	139,010	516,496	360,246	221,236	13.7%	13.5%	1.1%	0.8%	Stock
2	16,480	68,596	85,076	84,644	16,047	5.1%	4.9%	2.1%	1.5%	Stock
3	66,621	123,225	189,846	189,846	66,621	9.0%	8.8%	1.9%	1.3%	Stock
4	54,289	25,330	79,619	66,929	41,599	8.4%	8.0%	0.5%	0.3%	Stock
5	48,223	50,735	98,958	70,831	20,096	12.8%	12.4%	4.1%	2.9%	Stock
6	55,920	34,630	90,550	86,840	52,210	12.3%	11.8%	7.2%	5.1%	Stock
7	12,208	32,454	44,662	41,582	9,128	11.0%	10.4%	6.8%	4.7%	Stock
8	13,935	29,425	43,360	43,100	13,675	8.3%	7.5%	1.5%	1.0%	Stock

	Equity	Equity	Equity	Equity	Invested						Mergerstat
	Price/	Price/	Price/	Price/	Capital/	Goodwill/	Goodwill/	Capitalization Rates			Control
Row	Rev	NI	EBT	Net Worth	EBITDA	SDCF	Revenue	NI	EBT	EBITDA	Premium
Minimum	0.26	14.06	9.84	1.23	5.43	0.98	0.05	0.7%	1.0%	5.7%	-22.2%
Low Qtile	0.57	18.97	13.28	1.37	6.77	1.49	0.19	1.2%	1.7%	11.2%	2.2%
Median	0.68	44.85	31.39	1.50	7.43	3.00	0.30	2.8%	4.0%	13.5%	12.2%
High Qtile	0.88	87.86	61.50	2.53	8.92	3.82	0.38	5.3%	7.5%	14.8%	39.5%
Maximum	1.31	145.50	101.85	2.64	17.64	5.00	0.59	7.1%	10.2%	18.4%	47.4%

1	0.60	74.90	52.43	2.59	6.38	2.70	0.37	1.3%	1.9%	15.7%	42.3%
2	0.26	17.88	12.51	1.23	5.43	0.98	0.05	5.6%	8.0%	18.4%	-22.2%
3	0.85	65.44	45.81	1.54	9.69	3.29	0.30	1.5%	2.2%	10.3%	4.1%
4	0.47	145.50	101.85	2.64	7.00	3.50	0.29	0.7%	1.0%	14.3%	16.3%
5	0.70	24.26	16.98	1.40	7.85	1.54	0.20	4.1%	5.9%	12.7%	38.6%
6	0.98	19.34	13.54	2.51	8.66	4.80	0.59	5.2%	7.4%	11.6%	47.4%
7	0.67	14.06	9.84	1.28	6.90	1.34	0.15	7.1%	10.2%	14.5%	8.1%
8	1.31	126.76	88.74	1.46	17.64	5.00	0.42	0.8%	1.1%	5.7%	-3.6%

Company Name		Description of Business

1	BancTec Inc	Provides integrated transaction processing systems.

2	Nisca Corp	Manufactures parts and units for copiers, optical devices, and office equipment

3	SPX Corp (Inrange Technologies Corp)	Designs, manufactures, markets, and services switching and networking products

4	QMS Inc	Makes controllers which consist of software implemented on printed circuit boards

5	Labtec Inc	Develops and markets high-technology, multimedia peripheral products

6	Hello Direct Inc	Develops and markets desktop telephony products and equipment interface solutions

7	Datron System Inc	Provider of products and services for satellite and radio communications markets

8	Checkmate Electronics Inc	Makes point-of-sale systems

19. SUMMARY OF PUBLIC COMPANY DATA

Several public companies were considered for this analysis.   Usually, some are excluded for one reason or another.   The following list shows those that were considered and the reason for their exclusion from the subsequent analysis:

Company Name	Ticker	Primary SIC	Comment
AMX CORP	AMXC	3669		Included
CASH TECHNOLOGIES INC	TQ	3579	Losses
CHECKFREE CORP	CKFR	7389	High NW
CHECKPOINT SYSTEMS INC	CKP	3669		Included
COLOR IMAGING INC	3CIMG	2890		Included
CREATIVE TECHNOLOGY LTD	CREAF	3577		Included
FARGO ELECTRONICS INC	FRGO	3577		Included
FISERV INC	FISV	7374	Too Big
GEMPLUS INTL SA -ADR	GEMP	3577	Not Active
GUNTHER INTERNATIONAL LTD	SORT	3579	Not Active
I/O MAGIC INC	3IOMG	3577	Losses
INTERLINK ELECTRONICS	LINK	3577	High NW
INTL ELECTRONICS INC	IEIB	3669	Losses
MEDIA SCIENCES INTL INC	GFX	2890		Included
MONITRONICS INTL INC-REDH	0461B	3669	Not Active
NETGEAR INC	NTGR	3577		Included
PAYMENT DATA SYSTEMS INC	3PYDS	7370	Losses
PINNACLE SYSTEMS INC	PCLE	3577	Losses
PNY TECHNOLOGIES INC-REDH	PNYT	3577	Not Active
PRINTRONIX INC	PTNX	3577		Included
RADISYS CORP	RSYS	3577		Included
SAFENET INC	SFNT	3577	High NW
STRATASYS INC	SSYS	3577	High NW
US DATAWORKS INC	UDW	7372	Losses

Summary Analysis

The following tables summarize a more detailed statistical analysis of the public companies used in this case, available separately.

SIC CODES:

3577	Computer Peripheral Equipment	30.00%
3669	Other Chem Products, incl Inks, Toners	50.00%
7372	Computer Software Packages	20.00%

INDUSTRY RATES

	Sources:	PUBLIC	RMA
		Pretax
	Weights:	100.0%	0.0%
	Wtd Avgs
Return on Sales (EBT) = ROS	6.3%	6.26	1.80
Return on Net Worth (EBT) = RNW	12.0%	12.01	21.70
Depreciation / Sales = D/S	3.1%	3.07	3.40
Gross Margin	41.7%	41.67	45.20
Int Bearing Debt/Net Worth = IBD/NW = DE	0.19	0.19	2.20
Interest Coverage	7.04	7.04	3.80
Comparable owner’s compensation	0.9%	0.88	4.70
Sales/Working Capital = S/WC	3.61	3.61	6.00
Sales/Net Fixed Assets = S/NFA	15.30	15.30	9.50
Sales/Total Assets = S/TA	1.16	1.16	1.60
Quick Ratio	1.72	1.72	0.90
Current Ratio	2.23	2.23	1.80

MISCELLANEOUS RATES

				Source
Average Asset Life		2.1	years	1/(D/S x S/NFA)
Projected Inflation Rate = INF		3.0%		Various
Projected Industry Growth Rate	1.5%	2.3%	3.0%	Public company growth
EBT Growth Rate		2.3%		Public company growth
Long Term Economic Growth Rate	2.0%	3.0%	4.0%	Various
Prime Rate		5.3%		Federal Reserve
Long Term Interest Rate		4.2%		10-yr US Treasury
Provision for Reinvestment		2.3%	of NW	Assumed = growth rate
Average Market Cap, public comps ($000s)		$345,185		Public comps
Control Premium		20.5%		Mergerstat 2003
Number of transactions		23		Mergerstat 2003
Median Goodwill/Sales = GW%		52.1%	of sales

INDUSTRY RATES OF RETURN

Public Companies

		PAT	EBT	EBDT	EBIT	EBDIT
Earnings/Sales	Median	3.8%	6.3%	8.7%	7.5%	10.8%
	Average	4.0%	6.6%	9.5%	7.4%	10.3%
Industry Range	Lo Qtile	2.9%	4.8%	8.1%	5.5%	8.4%
	Hi Qtile	4.8%	8.1%	10.1%	8.1%	11.8%
Cash Flow/Sales	Median	3.6%		6.1%		7.4%
	Average	6.5%		7.2%		3.8%
Industry Range	Lo Qtile	2.8%		4.7%		5.3%
	Hi Qtile	4.8%		8.1%		8.1%
Earnings/Net Worth (Cap Funds)	Median	7.6%	12.0%	18.7%	11.4%	17.3%
	Average	7.9%	13.0%	18.6%	12.8%	17.4%
Industry Range	Lo Qtile	3.8%	6.3%	10.7%	6.2%	9.4%
	Hi Qtile	11.2%	18.4%	22.0%	17.3%	22.0%

MARKET VALUE MULTIPLIERS

Market Values as of 12/20/04

Source: S&P Compustat

		MktVal/ PAT	MktVal/ EBT	MktVal/ EBDT	TotCap* / EBIT	TotCap/ EBDIT
Price/Earnings	Median	30.10	18.06	13.75	18.04	14.13
	Average	37.92	22.75	12.67	22.12	13.11
Industry P/E Range	Lo Qtile	28.70	17.22	8.21	17.22	10.09
	Hi Qtile	41.57	24.94	16.18	24.48	16.11

		MktVal/ Sales	GW/ Sales	MktVal/ NetWorth	GW/ SDCF
Price Multiplier	Median	1.31	0.52	1.73	5.70
	Average	1.25	0.69	2.33	5.39
Industry Range	Lo Qtile	0.82	0.26	1.57	2.98
	Hi Qtile	1.39	0.92	2.98	10.57

* TotCap = Total Capitalization = Market Value + Interest Bearing Debt.

CAPITALIZATION RATES FOR TOTAL EARNINGS

PUBLIC COMPANIES

Market Values as of 12/20/04

		PAT	EBT	EBDT	EBIT	EBDIT
Cap Rate	Median	3.3%	5.5%	7.3%	5.5%	7.1%
	Average	3.3%	5.5%	9.0%	5.6%	8.5%
Industry Range	Lo Qtile	2.4%	4.0%	6.2%	4.1%	6.2%
	Hi Qtile	3.5%	5.8%	12.2%	5.8%	9.9%

CASH FLOW CAPITALIZATION RATE - PUBLIC COMPANIES

Market Values as of 12/20/04

Cash Flow Capitalization Rate	3.3%	5.5%	5.5%

SELECTED FINANCIAL RATIOS

	Lo Qtile	Median	High Qtile	Average
Gross Margin	31.8%	41.7%	44.2%	40.1%

SOLVENCY/LEVERAGE
Quick Ratio (X)	0.6	1.7	1.9	1.4
Current Ratio (X)	1.2	2.2	2.5	2.0
Total Liab/Net Worth	0.5	0.5	0.8	0.6
Int Bearing Debt/Net Worth	0.0	0.2	0.3	0.2
Int Bearing Debt/Mkt Cap	0.0	0.1	0.2	0.1
Interest Coverage	4.7	7.0	99.0	148.0

ASSET EFFICIENCY
Sales to Working Capital	2.2	3.6	4.3	3.4
Sales to Net Fixed Assets	7.8	15.3	17.1	23.5
Sales to Total Assets	1.0	1.2	1.4	1.2
Net Fixed Assets/Net Worth	0.1	0.2	0.3	0.2
Days Recvble (Sales)	51.9	53.9	65.3	58.3
Days Inventory (Sales)	32.4	40.5	46.7	50.4
Days Payables (Sales)	21.5	35.3	44.6	34.7
Net Worth/Sales	0.5	0.5	0.7	0.6

GROWTH RATES
Sales 4 Year CAGR (%)	-0.0%	0.0%	0.1%	0.0%

DISCOUNT RATES

	Lo Qtile	Median	High Qtile	Average
PAT Rate	2.3%	3.3%	3.7%	3.3%
EBT Rate	4.0%	5.5%	6.0%	5.5%
EBDT Rate	6.3%	7.3%	12.3%	9.1%
EBIT Rate	4.1%	5.5%	6.0%	5.6%
EBDIT Rate	6.3%	7.0%	9.6%	8.5%
Cash Flow Rate (EBDT)	3.4%	5.5%	6.0%	5.2%
Cash Flow Rate (EBDIT)	4.0%	5.5%	6.0%	5.3%
Cash Flow after Tax	2.0%	3.3%	3.7%	3.0%
Seller’s DiscCash Rate	6.5%	7.5%	12.1%	9.4%
DebtFree Earn’s Rate	2.5%	3.3%	3.7%	3.4%
DebtFree CashFlow Rate	2.4%	3.3%	3.7%	3.1%

PUBLIC COMPANIES USED IN THIS ANALYSIS:

Market Values as of 12/20/04

Source: S&P Compustat

Company Name	Ticker Symbol	Primary SIC Code	Shrhldrs’ Equity	Net Sales	Income bef Tax	Market Value
			($’000)	($’000)	($’000)	($‘000)
AMX CORP	AMXC	3669	35,798	97,078	11,415	197,820
CHECKPOINT SYSTEMS INC	CKP	3669	382,054	776,156	48,587	637,200
COLOR IMAGING INC	3CIMG	2890	11,601	21,958	277	6,367
CREATIVE TECHNOLOGY LTD	CREAF	3577	680,883	864,057	45,352	1,131,304
FARGO ELECTRONICS INC	FRGO	3577	50,199	69,186	9,987	180,336
MEDIA SCIENCES INTL INC	GFX	2890	6,290	18,310	1,169	10,997
NETGEAR INC	NTGR	3577	170,309	364,841	29,466	507,409
PRINTRONIX INC	PTNX	3577	76,590	130,559	2,018	107,237
RADISYS CORP	RSYS	3577	181,603	238,445	11,474	327,994

DESCRIPTIONS OF SELECTED PUBLIC COMPANIES:

AMX Corp. designs, develops, markets and distributes sophisticated systems that control a variety of otherwise incompatible electronic devices and integrated systems. AMX simplifies the automation and integration of audio/video, environmental and communications technologies through the combination of a powerful processing platform and intuitive user interfaces.  The company’s systems provide control solutions for many different vertical markets, such as broadcasting, education, entertainment, government, healthcare, hotels, houses of worship, network operations centers, presentation facilities, retail, and residential applications including home theater, home automation, and private transportation. AMX systems provide centralized control for thousands of different electronic devices, including but not limited to video components, audio components, teleconferencing devices, lighting equipment, educational media, environmental control systems, and security systems. AMX embraces open standards and protocols, enabling end users to communicate with their control systems, as well as send and receive commands through standards-based networks, including WiFi-based protocols and Ethernet.  In September 2003, AMX announced the acquisition of Media Access Solutions, a U.S.-based content storage, management, and distribution company. With this acquisition, AMX introduced the MAX product line: a series of personal integrated content servers designed to store, manage, and distribute digital audio and digital video. MAX allows users to build and control a library of digital media with ease and to instantly play the content simultaneously from different integrated environments.  AMX’s system sales are made through dealers and distributors who are supported by company sales and support offices in various geographic areas. In addition, the company utilizes independent manufacturer representatives in areas not served by company offices. In the U.S., the company principally relies on specialized third-party dealers of electronic and audio-visual equipment to sell, install, support, and service its products.  In addition to maintaining an office in the United Kingdom, AMX relies on an international network of distributors and dealers to serve its worldwide markets. The company also sells various customized products, primarily user-interface devices, to OEMs and other large customers.

CHECKPOINT SYSTEMS, INC

Checkpoint Systems, Inc. manufactures and markets solutions for retail security, labeling, and merchandising. The company provides technology-driven supply chain solutions to brand, track, and secure goods for retailers and consumer product manufacturers worldwide.  Products and services fall into three groups: Security, Labeling Services, and Retail Merchandising.  The company’s largest business is retail security, representing apx. 64% of revenues in 2003. Diversified security product lines are designed to help retailers prevent inventory losses caused by theft (both by customers and employees) and reduce selling costs through lower staff requirements. Products facilitate the open display of consumer goods, which allows retailers to maximize sales opportunities with impulse buying. Offering both its own proprietary RF-EAS and EM-EAS technologies, Checkpoint holds a greater than 40% share of worldwide EAS installations. Systems for closed-circuit television, fire and intrusion, and access control, also fall within the security business segment.  Labeling services is the company’s second largest business, generating apx. 22% of revenues in 2003. All participants in the retail supply chain are concerned with maximizing efficiency. Reducing time-to-market requires refined production and logistics systems to ensure just-in-time delivery, as well as shorter development, design, and production cycles. Services range from full-color branding labels to tracking labels and, ultimately, fully-integrated labels that include an EAS or a radio frequency identification (RFID) circuit. The company supports these objectives with its tag and label production, a global service bureau network (Check-Net) of e-commerce-enabled capabilities, high-speed barcode labeling printing systems, and EAS and RFID technologies. includes hand-held label applicators and tags, promotional displays, and queuing systems. These traditional products broaden the company’s reach among retailers and enable it to serve a segment of the retail market that has not converted to the more advanced BCS and EAS technologies. Many of the products in this segment represent high-margin items with a high level of recurring sales of associated consumables such as labels. As a result of scanning, HLS products are serving a declining market. Retail merchandising represents apx. 14% of revenues in 2003.

COLOR IMAGING, INC.

Color Imaging, Inc. develops, manufactures and markets products used in electronic printing.  It formulates and manufactures black text and specialty toners, including color and magnetic character recognition toners for numerous laser printers, facsimile machines, and analog and digital photocopiers. Color Imaging’s toners permit the printing of a range of user-selected colors and also the full process color printing of cyan, yellow, magenta and black.  Magnetic character recognition toners enable the printing of magnetic characters that are required for the high-speed processing of checks and other financial documents.  Color Imaging also supplies other consumable products used in electronic printing and photocopying, including toner cartridges, cartridge components, photoreceptors amd imaging drums.

CREATIVE TECHNOLOGY, LTD

Creative Technology Ltd. provides personal digital entertainment products and products for personal computers, including digital media players and other products used in an array of solutions for PC entertainment, education, music, Internet applications and services and productivity tools markets. Creative markets its products to consumers and system integrators, with worldwide distribution through traditional marketing channels, original equipment manufacturers (OEMs) and the Internet under a variety of trademarks, including the MuVo, Zen and Blaster family names.  Creative offers personal digital entertainment devices, including the Creative MuVo, MuVo 2 and Zen series of portable digital audio players; the Creative Zen Portable Media Center, which supports digital video and picture playback in addition to digital audio; and the Creative WebCam and Creative DC-CAM/PC-CAM series of portable digital cameras.  The company also offers Sound Blaster sound cards, including the Sound Blaster Audigy 2 and the Sound Blaster Wireless Music. PC speaker products sold under the Creative and Cambridge SoundWorks brands include the Creative GigaWorks S750, Creative Inspire T7700, Creative I-Trigue L3500/L3450 and the portable Creative TravelSound TM MP3.  Creative’s graphics accelerator cards include 3Dlabs’ Wildcat series of graphics accelerators. Its communications products include modems, Internet telephony and broadband Internet access solutions, such as DSL modems and bridging/routing devices. It also makes electronic musical instruments, data storage and other PC peripheral and software products.  Creative markets its products in more than 50 countries in the Americas, Europe and Asia through a worldwide network of wholly-owned subsidiaries, related and third-party distributors and certain key retailers. Sales by geographic area during FY 04 (June) were as follows: the Americas, 47%; Europe, 38%; and the Asia Pacific region, 15%.

FARGO ELECTRONICS, INC

Fargo Electronics, Inc. develops, manufactures and supplies desktop systems that personalize plastic identification cards by printing images and text onto the cards, laminating them and electronically encoding them with information.  The company also sells the consumable supplies, such as ink ribbons, overlaminates and blank cards that are used with its systems. Fargo applies its engineering expertise and knowledge of printing and data encoding to incorporate state-of-the-art technologies into its card personalization systems. The ability to customize cards using advanced technologies, coupled with the convenience of desktop systems, has created a market focused on the on-site production of high quality, tamper-resistant, personalized identification cards that can be created quickly and economically.  The company’s customers use its systems to create personalized cards for a variety of applications in various industries, such as corporate security and access; student identification and access; driver’s licenses, government and military identification; transportation; recreation and gaming; retail loyalty and discount cards; and membership cards and passes.  As of Dec. 31, 2003, management estimates that approximately 80,000 card personalization systems have been sold in the U.S. and in over 80 countries worldwide. Two primary digital card printing technologies used to print personalized cards exist: direct-to-card printing and high definition printing technology. The company manufactures systems that use each of these technologies.  The company provides desktop card personalization solutions that enable cost-effective, high speed production of personalized cards on demand. The company’s systems incorporate innovative technologies that encode data and create high quality images on a variety of plastic cards for visual and electronic identification and access control. Systems integrate multiple functions in a single unit, creating complete card solutions in a single-step process. For example, a single Fargo system can use thermal dye sublimation and resin thermal transfer to print multi-colored photographs or logos and singled-colored text or bar codes in the same process and on both sides of a card.  In addition, the company provides training and technical support to resellers and systems integrators to assist them in marketing and servicing its systems. The company’s on-site training workshops, instructional videos and live telephone support assist resellers in helping end users make the purchasing decision that best suits their particular needs.

MEDIA SCIENCES INTL, INC

Media Sciences International, Inc., through its operating subsidiaries Media Sciences, Inc. and Cadapult Graphic Systems, Inc., manufactures supplies for digital workgroup color printers.  Media Sciences, Inc. manufactures and distributes color printer supplies, including solid ink sticks and color toner cartridges for use in Tektronix, Xerox, QMS-Minolta, Epson, Ricoh and other color printers. Media Sciences distributes these products internationally through a network of dealers and distributors. The company intends to grow its business through expansion of its product line, expansion of its distribution channels and through demand creation marketing programs.  Cadapult Graphic Systems sells supplies directly to certain end users through the company’s INKlusive color printer program and to those with whom the company has a historical relationship. The INKlusive color printer program provides a customer with a workgroup color printer, on-site service and a box of ink, all for the cost of just the ink itself.    The company manufactures and distributes solid ink sticks for use in the Xerox/Tektronix Phaser 340, 350, 360, 840, 850, 860, 8200 and Phaser 8400 color printers. The ink is sold under the Media Sciences brand, and under the brands of many of the company’s dealers and distributors.  Media Sciences also offers two lines of toner cartridges: Identicals and Clearcase line of toner cartridges. Toner cartridges are sold under the Media Sciences brand and under the brands of distributors. The company plans to expand its toner cartridges offerings both within the Xerox/Tektronix line of color printers and to other color printer manufacturers as well.  The company offers two lines of toner cartridges: Premium color toner cartridges and its own Clearcase line of toner cartridges. As with ink, the company’s toner cartridges are sold under the Media Sciences brand and under the house brands of distributors. The company plans to expand its toner cartridges offerings both within the above lines of color printers and to other color printer manufacturers.

NETGEAR, INC

NETGEAR, Inc. designs, develops and markets technologically advanced, branded networking products that address the specific needs of small business (fewer than 250 employees) and home users. The company supplies networking products that meet the ease-of-use, quality, reliability, performance and affordability requirements of these users. NETGEAR’s suite of approximately 100 products enables users to share Internet access, peripherals, files, digital multimedia content and applications among multiple personal computers and other Internet-enabled devices. NETGEAR has shipped over 22 million units since its inception in 1996.  The company’s networking products are classified into the following three categories:  Ethernet networking products, including switches (multiple port devices used to network personal computers and peripherals); network interface cards, or adapters, and bridges (devices that connect personal computers and other equipment to a network); and peripheral servers such as print servers (devices that manage printing on a network).  Broadband products, including routers (intelligent devices used to connect two networks together, such as a local area network and the Internet), gateways (a router with an integrated modem for Internet access), and products that include an integrated wireless access point such as a wireless gateway.  Wireless networking products, including access points (devices that provide a wireless link between the wired network and wireless devices), wireless network interface cards, or adapters, and bridges (devices that wirelessly connect personal computers and other equipment to a network). from sales in the U.S. and 42% was derived from international sales. NETGEAR’s global sales channel network includes traditional retailers with over 3,700 retail locations in North America, including Best Buy, CompUSA and Staples, and over 3,300 international retail locations such as PC World in the U.K. and MediaMarkt in Germany, as well as online retailers such as Amazon.com and Buy.com. In addition, the company sells its products both domestically and internationally through direct market resellers such as CDW and PC Connection domestically and Misco Global and Insight Direct both domestically and internationally. In 2003, sales to the company’s largest distributors, Ingram Micro, Inc. and Tech Data Corporation, and their affiliates, accounted for approximately 59% of net revenues.

PRINTRONIX, INC

   Printronix, Inc. develops, designs, manufactures and markets medium and high speed printing solutions and the related supplies and services. Printronix’s products are used in industrial settings such as manufacturing plants and distribution centers, in addition to the front office and the information technology department. The company has a global presence with manufacturing and configuration sites located, as of March 2004, in the United States, Singapore, Holland and Mexico. In addition, Printronix had 19 sales and support locations around the world as of that date.  The printers function on a range of computer systems and enterprise software and are compatible with various label generation and label management software. All of the printers have extensive industrial graphics capabilities allowing them to support most popular industrial graphics languages while producing every type of printed computer output, including labels, bar codes, multi-part forms and reports.  The company’s core technologies include line matrix and thermal print engines, subsystem controllers and software, bar code verification and network printer management. Line matrix, thermal and laser printers developed from these technologies are unified by a common control architecture called Printronix System Architecture (PSA). This architecture permits all three printing technologies to be application compatible by supporting common industrial graphics languages, host communication protocols, and global network management.  Printronix also offers advanced network printer management solutions with PrintNet, which is a combination of hardware and software components. PrintNet is a global printing, troubleshooting and management system that allows remote management control of the company’s printers from a networked desktop. In addition, the company’s On-Line Data Validation feature provides a differentiated solution in thermal printing for compliance labeling by monitoring bar code labels as they print to ensure scanability.  Sales to the company’s largest customer, IBM, represented 22.3% of net sales for FY 04 (Mar.), compared with 23.8% in FY 03. Sales to its second largest customer represented 8.9% of net sales for FY 04, compared with 9.0% in FY 03. Sales to its top 10 customers represented 51.4% and 50.9% of net sales for FY 04 and FY 03, respectively.

RADISYS CORP

   RadiSys Corp. provides embedded systems for compute, data processing, and network-intensive applications to original equipment manufacturers (OEMs) within the service provider systems, commercial systems, and enterprise systems markets.   The service provider systems market includes embedded communication systems that are used in voice, video and data systems within public network systems. Products include 2, 2.5 and 3G wireless infrastructure, wireline infrastructure, packet-based switches and unified messaging products.  The commercial systems market includes the following sub-markets: medical equipment, transaction terminals, test and measurement equipment, semiconductor capital equipment and automated industrial equipment. Products include 4D ultrasound systems, blood analyzers, CT scanners, ATM terminals, point of sale terminals, high-end test equipment and electronics assembly equipment.  The enterprise systems market includes embedded compute, processing and networking systems used in private enterprise IT infrastructure. Products include blade-based servers, unified messaging systems, IP-enabled PBX systems, storage systems and local area network interface input/output (I/O) cards.  The company designs and delivers a broad range of products at different levels of integration including complete turnkey systems for the service provider, commercial and enterprise markets; embedded subsystems and functional platforms including AdvancedTCA, CompactPCI, PICMG 2.16 packet switching backplane, and customer-specific platforms; compute, I/O, interworking and packet processing blades; mezzanines and modules utilizing general purpose, network, and digital signal processors; and software, middleware, and microcode, including embedded operating systems, BIOS, SAF-HPI, IPMI, and various protocol stacks including signaling, management and data plan protocols.  The company has specific technical expertise in the following areas: system architecture and design; software development; embedded operating systems; microprocessors (with particular expertise in Intel architecture); network processors (with particular expertise in Intel architecture); ASIC Design; and signaling protocols and implementation.  Some customers include many system makers in a variety of end markets including Agilent Technologies, Applied Materials, Inc., Avaya, Inc., Beckman Coulter Inc., Comverse Network Systems, LTD., Diebold, Inc., Hewlett Packard Inc., International Business Machines Corp. (IBM), International Gaming Technology, Lucent Technologies, Inc., and Nokia Corp.

20. ANALYSIS OF COMBINED MARKET DATA

Market data from a single source frequently represents just a fraction of the market data which is available from all sources taken together.  Further, transaction data from one source may describe companies that are considerably larger, or more profitable than the Company under consideration.  At the same time, data from another source may describe companies that are smaller or less profitable. Ideally, all of the available data from all sources could be combined into a coherent, unified analysis that takes all of the data into consideration.   Showing the Company’s position in this “big picture” frequently would provide a very useful perspective on the market forces that affect the value of the Company.

Part of the difficulty of combining market data from multiple sources is a result of the rather different types of data that each source provides.  The five main market data sources which we draw upon may be characterized as follows:

Bizcomps	Generally smaller companies, primary data elements reported are market price of goodwill plus plant and equipment, sales, and sellers discretionary cash flow, also called SDCF.

Done Deals	Larger transactions in the range of $1-100 million, but reports sales, net income after tax, net worth, total sales price.

Pratts Stats	Wide range of transactions, reports sales, various levels of income, sales price, and many other factors, but not net worth.

Computstat	Public companies, wide range of company sizes, complete financial statement reporting, market pricing of common stocks at month end.

Mergerstat	Public company acquisitions, mostly larger transactions

In order to combine the data from these disparate sources, we have made certain assumptions and in some cases estimated unreported data using industry ratios.  For example, for Bizcomps, we estimate the normal net worth required to support the reported level of sales using data from RMA.

Public company data has been adjusted from a freely marketable, minority interest basis to a non-marketable, controlling interest basis, so that it can be combined with data from the private transactions.

Similarly, we convert Done Deals after tax income to pretax income by applying an estimated normal tax rate.  However, since depreciation and interest are not reported by Done Deals, it is more difficult to estimate EBITDA for that source.  Because of the number of assumptions required, we do not include Done Deals data in analyses that call for EBITDA multipliers, cap rates, or earnings ratios.

The following analysis combines the available data to test six different measures of value against several different hypothesized drivers of market value.  The market value drivers used are:

Revenue	a basic measure of the size of the company
EBT Return on Sales	a measure of profitability after interest and depreciation
EBITDA Return on Sales	a measure of operating profitability

The measures of value used are:

Price/Revenue	Price/Net Worth
EBT Capitalization Rate	Goodwill/Revenue
EBITDA Capitalization Rate	Goodwill/SDCF

One objective of the exercise is to understand such relationships as, within this industry, how the Price/Revenue multiplier is affected by the size of the company, and by its profitability.  Similarly, we want to know how the earnings capitalization rates are affected by size and profitability.  After examining a wide variety of industries, we have learned that these relationships vary considerably from industry to industry.

The approach we have used to investigate each relationship is to plot the available data on a graph, and run a linear regression between each measure of value and its assumed driver of value.  As may be seen in the following graphs, some pairs of these variables are much more closely correlated than other pairs.  We infer that a strong correlation indicates that the selected driver is in fact a significant driver of value in the marketplace, and accordingly should receive more consideration in analyzing the value of the subject company.

In this case, we have data from the following sources:

		Records
Compustat	Public	9
Pratts Stats	Private	9
Done Deals	Private	12
Mergerstat	Public	8

Data Ranges

The transactions represented in the combined data span a fairly wide range.

	From		To
Revenues in the data range from ($000)	4,041	-	864,057
The Company’s weighted average revenue is:		55,525

EBT return on sales in the data ranges from:	0.46%	-	23.77%
The Company’s EBT return on sales is:		7.80%

EBITDA return on sales in the data ranges from:	4.19%	-	19.79%
The Company’s EBITDA return on sales is:		9.29%

SDCF return on sales in the data ranges from:	4.19%	-	20.70%
The Company’s SDCF return on sales is:		9.93%

Graphical Analysis

The following graphs show the data and the various relationships analyzed.  In each graph, a regression line shows the “best fit” straight line through the data, and the lines above and below the regression line show the high and low quartiles above and below the regression line.  (Technical note: the “quartile lines” are slightly outside one standard error away from the regression line.)

The black vertical line intersecting the regression line and quartile/standard error lines show where the subject company would fall in the range of the data.  The points where the vertical Company line intersects the low quartile line, the regression line, and the high quartile line provide readings that are the low quartile, midrange, and high quartile multipliers for the market data in the region where the Company falls. Following each set of graphs is a table summarizing the intersection points depicted in the charts for the Company’s specific market value drivers.

For each type of multiplier, two or three drivers are considered.   For Price/Revenue, for example, the three drivers are Revenue, EBT/Revenue and EBITDA/Revenue.   These give three different indications for the Price/Revenue multipliers in the Company’s region of the market data.   Sometimes, these three indications are very much in agreement with each other.   Often, however, the indications are sufficiently different that a means of resolving the differences must be found.   The method used here is to evaluate the quality of each indication by examining the “goodness of fit” of the graph of the underlying data.   This “goodness of fit” leads to a weighting that is applied to each indication to arrive at a blended set of low, midrange, and high multipliers.

For a variety of reasons, the R-squared measure of “goodness of fit” is often not useful in this task. An alternate approach which is used instead, or in conjunction with the R2 measure, is to calculate a measure of the dispersion of the data, as follows. Within each graph, the standard error of the data is compared to the total range of the data, to compute a rough estimate of how tightly the data fits the regression line.  For example, if the range of Price/Revenue multipliers was from 1 to 4, the range would be 3.  Then, if the standard error were .5 for the Price/Revenue vs Revenue regression, the ratio of range/stardard error would be 6.   Using the same market data, the standard error for the Price/Revenue vs EBT/Revenue regression might be 1, in which case the range/standard error ratio would be 3.  Using these ratios as weights puts twice as much reliance on Revenue as on EBT/Revenue.

With this approach, those regressions with very low “goodness of fit” have less role in the final result for each measure of value.  Conversely, those regressions which have the tightest fit have a greater effect on the selected multiplier or cap rate.  The result of this analysis is a multiplier or cap rate for each measure of value that takes into consideration both:

•              the revenue size of the company, and

•              its profitability

and gives weight to each according to how well it fits the market data.

The analysis above is usually sufficient to develop a useful and appropriate set of multipliers and cap rates.  There are times, however, when visual inspection of the data, doubts about the quality of the data, or other reasons may require that the calculated weights be manually over-ridden.

Summary of Results

The following table summarizes the data shown in the following graphs, including the weights used and the weighted average results for each multiplier.

		Multiplier/Cap Rate
	Weights	Lo	Mid	Hi
Price/Revenue vs Revenue	3.10	0.42	0.98	1.55
Price/Revenue vs Ebt/Revenue	3.50	0.50	1.00	1.51
Price/Revenue vs Ebitda/Revenue	3.13	0.32	0.89	1.45
Wtd Avg Price/Revenue		0.42	0.96	1.50

ebitdaCapRate versus Revenue	2.81	8.1%	13.1%	18.2%
ebitdaCapRate versus ebitda/Revenue	2.86	6.5%	11.5%	16.5%
Wtd Avg EBITDA Cap Rate		7.3%	12.3%	17.3%

GW/Revenue vs Revenue	2.50	0.13	0.60	1.07
GW/Revenue versus ebitda/Revenue	2.59	(0.05)	0.40	0.85
Wtd Avg GW/Revenue		0.04	0.50	0.96

GW/SDCF versus Revenue	2.85	(0.17)	3.81	7.78
GW/SDCF versus SDCF/Revenue	2.89	(0.21)	3.71	7.64
Wtd Avg GW/SDCF		(0.19)	3.76	7.71

EBT/Revenue		2.5%	8.2%	13.9%
ebitda/Revenue		7.7%	11.9%	16.1%
SDCF/Revenue		8.4%	12.8%	17.2%

These results are carried forward in this report to the capitalization rates and multipliers section. The primary remaining factor to be considered is the overall riskiness of the business.  This is treated in the report section that analyzes risk and financial condition.  See:

Section		Page
8.	RISK ASSESSMENT, COMPARATIVE ANALYSIS	24
9.	CAPITALIZATION RATES AND MULTIPLIERS	36

Price/Revenue Multipliers

				Multiplier/Cap Rate
Rank	Measure of Value	Weight	StdErr	Lo	Mid	Hi
5	Price/Revenue vs Revenue	3.10	0.56930	0.42	0.98	1.55
2	Price/Revenue vs Ebt/Revenue	3.50	0.50344	0.50	1.00	1.51
4	Price/Revenue vs Ebitda/Revenue	3.13	0.56313	0.32	0.89	1.45
	Combined Price/Revenue Multiplier			0.42	0.96	1.50
	Multiplier corrected for profitability				0.63

EBITDA Cap Rates

				Multiplier/Cap Rate
Rank	Measure of Value	Weight	StdErr	Lo	Mid	Hi
10	ebitdaCapRate versus Revenue	2.81	0.05035	8.1%	13.1%	18.2%
8	ebitdaCapRate versus ebitda/Revenue	2.86	0.04953	6.5%	11.5%	16.5%
	Combined EBITDA Cap Rate			7.3%	12.3%	17.3%

Goodwill/Revenue Multipliers

				Multiplier/Cap Rate
Rank	Measure of Value	Weight	StdErr	Lo	Mid	Hi
12	GW/Revenue vs Revenue	2.50	0.46915	0.13	0.60	1.07
11	GW/Revenue versus ebitda/Revenue	2.59	0.45279	(0.05)	0.40	0.85
	Combined GW/Revenue Multiplier			0.04	0.50	0.96
	Multiplier corrected for profitability				0.22

Goodwill/SDCF Multipliers

				Multiplier/Cap Rate
Rank	Measure of Value	Weight	StdErr	Lo	Mid	Hi
9	GW/SDCF versus Revenue	2.85	3.97817	(0.17)	3.81	7.78
7	GW/SDCF versus SDCF/Revenue	2.89	3.92308	(0.21)	3.71	7.64
	Combined GW/SDCF Multiplier			(0.19)	3.76	7.71
	Multiplier corrected for profitability				1.15

Earnings vs Revenue

	StdErr	Lo	Mid	Hi
EBT/Revenue	0.05667	2.5%	8.2%	13.9%
ebitda/Revenue	0.042479	7.7%	11.9%	16.1%
SDCF/Revenue	0.044044	8.4%	12.8%	17.2%